UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a copy of a press release issued by Star Bulk Carriers Corp. (the "Company") announcing the preliminary results of the Company's special shareholders meeting dated July 11, 2014.

Attached as Exhibit 99.2 to this Form 6-K is a copy of a press release issued by the Company announcing the closing of the merger of the Company with entities affiliated with Oaktree Capital Management, L.P. and the family of Mr. Petros Pappas, our former non-executive Chairman dated July 11, 2014.

Attached as Exhibit 99.3 to this Form 6-K is a copy of the Shareholders Agreement by and among the Company and the parties named therein dated July 11, 2014.

Attached as Exhibit 99.4 to this Form 6-K is a copy of the Shareholders Agreement by and among the Company and the parties named therein dated July 11, 2014.

Attached as Exhibit 99.5 to this Form 6-K is a copy of the Amended and Restated Registration Rights Agreement by and among the Company and the parties named therein dated July 11, 2014.

Attached as Exhibit 99.6 to this Form 6-K is a biography of Stelios Zavvos, a newly appointed director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: July 15, 2014	By:	/s/ SIMOS SPYROU
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit 99.1

Preliminary Results Indicate that Star Bulk Shareholders
Approve Merger with Oceanbulk

ATHENS, GREECE – July 11, 2014 – Star Bulk Carriers Corp. ("Star Bulk") (NASDAQ: SBLK) has announced preliminary results of the shareholder vote at its special meeting of shareholders that was held earlier today. The Company reported that an overwhelming majority of the shareholders voted to approve the previously announced agreements with entities affiliated with Oaktree Capital Management, L.P. (the "Oaktree Investors") and entities controlled by Star Bulk's Non‐Executive Chairman, Mr. Petros Pappas, and certain of his immediate family members, including Milena Maria Pappas, one of Star Bulk's directors (the "Pappas Investors"), pursuant to which Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (the "Oceanbulk Companies") and entities controlled by the Pappas Investors are expected to become indirect wholly‐owned subsidiaries of Star Bulk in consideration for the issuance to the Oaktree Investors and the Pappas Investors of 54.104 million shares of common stock of Star Bulk (the "Transactions").

Consummation of the Transactions remains subject to the satisfaction or waiver of certain other conditions included in the agreements.

Vote tallies are considered preliminary until the final results are tabulated and certified by independent election inspectors. The final results will be posted on Star Bulk's website at http://www.starbulk.com

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". Star Bulk has an operating fleet of seventeen dry bulk carriers, consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,610,935 deadweight tons and an average age of approximately 9.0 years. In addition, Star Bulk provides vessel management services to fourteen third party dry bulk vessels, including five Capesize, two Post Panamax, two Kamsarmax, two Panamax and three Supramax vessels with a combined cargo carrying capacity of 1,569,255 deadweight tons. Star Bulk has also entered into agreements for the construction of eleven fuel efficient dry bulk vessels, consisting of five Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,643,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and early 2016.

Star Bulk's common stock is listed for trading on the NASDAQ Global Select Market under the symbol "SBLK."

About Oceanbulk Companies

The Oceanbulk Companies are international shipping companies that own and operate a fleet of dry bulk carrier vessels. On a fully delivered basis, the Oceanbulk Companies will have a fleet of 37 vessels consisting primarily of Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. The Oceanbulk Companies' fleet includes 12 vessels in the water (five Capesize vessels, two post‐Panamax vessel, three Kamsarmax vessels and two Supramax vessels), with aggregate cargo carrying capacity of approximately 1.5 million deadweight tons and 25 fuel‐efficient "Eco‐type" vessels currently under construction at leading shipyards in Japan and China for delivery in 2014 and 2015, with an aggregate cargo carrying capacity of 3.5 million deadweight tons. Oceanbulk Companies' vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Upon the completion of the Transactions, (i) Star Bulk will acquire the Oceanbulk Companies through a merger of their immediate parent companies with two Star Bulk subsidiaries, and (ii) Star Bulk has agreed to acquire, upon successful future delivery, two 2006 built Tsuneishi (Japan) Kamsarmax vessels to be distributed to Oceanbulk Shipping LLC from its Heron Ventures Ltd. joint venture. The shares for this acquisition are included in the  54.104 million shares being issued in total for  the Transactions.

About Pappas Investors

Entities controlled by the Pappas Investors, which will be acquired by Star Bulk in the Transactions, currently own a 2014 built Kamsarmax dry bulk carrier and a contract for the construction of a newbuilding Capesize dry bulk carrier scheduled to be delivered in 2014.

Forward‐Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Star Bulk desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.

Forward‐looking statements include, without limitation, statements regarding:

●	The effectuation of the Transactions;

●	The delivery to and operation of assets by Star Bulk;

●	Star Bulk's future operating or financial results;

●	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

●	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward‐looking statements in this press release are based upon various assumptions,  many of which are based, in turn, upon further assumptions, including without limitation, examination by Star Bulk's management of historical operating trends, data contained in its records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Star Bulk's control, Star Bulk cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in Star Bulk's view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in Star Bulk's operating expenses, including bunker prices, drydocking and insurance costs, the market for Star Bulk's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts:

Star Bulk:	Investor Relations / Financial Media:

Simos Spyrou	Nicolas Bornozis
CFO	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E-mail: starbulk@capitallink.com
www.starbulk.com	www.capitallink.com

Exhibit 99.2

Star Bulk Merger with Oceanbulk Closes, Creating the Largest U.S. Listed Dry Bulk Company

ATHENS, GREECE – July 11, 2014 – Star Bulk Carriers Corp. ("Star Bulk"or the "Company") (NASDAQ: SBLK) announced today that it has closed the previously announced transactions with entities affiliated with Oaktree Capital Management, L.P. (the "Oaktree Investors") and entities controlled by Star Bulk's Non‐Executive Chairman, Mr. Petros Pappas, and certain of his immediate family members, including Milena Maria Pappas, one of Star Bulk's directors (the "Pappas Investors") pursuant to which the merger transaction Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (the "Oceanbulk Companies") and entities controlled by the Pappas Investors have become indirect wholly‐owned subsidiaries of Star Bulk in consideration for the issuance to the Oaktree Investors and the Pappas Investors of 54.104 million shares of common stock of Star Bulk (the "Transactions").

Through the Transactions, Star Bulk has acquired an operating fleet of 15 dry bulk carrier vessels, with an average age of 5.6 years and an aggregate capacity of approximately 1.75 million dwt, including five Capesize vessels, two post‐Panamax vessels, six Kamsarmax vessels and two Supramax vessels and contracts for the construction of 26 fuel‐efficient, eco‐design newbuilding dry bulk vessels including eight Newcastlemax vessels, eight Capesize vessels and ten Ultramax vessels each being built at shipyards in Japan and China. The newbuild vessels are scheduled to be delivered in 2014, 2015 and 2016.

Following the closing of the Transactions, the Oaktree Investors own 61.3% of Star Bulk's shares of common stock and the Pappas Investors own 12.6% of Star Bulk's common stock, based on 83,597,969 common shares of Star Bulk issued and outstanding. The Company has entered into shareholders agreements with the Oaktree Investors and the Pappas Investors providing for certain voting restrictions, standstill obligations and ownership limitations and, for the Oaktree Investors, certain rights to make Board nominations and to appoint officers of the Company. In connection with the closing of the Transactions, the Company has appointed four new  members to its Board of Directors: Rajath Shourie as a Class A Director, Emily Stephens as a Class B Director, Renee Kemp as a Class C Director and Stelios Zavvos as a Class A Director. As part of the Transactions, Mr. Petros Pappas has been appointed as the Chief Executive Officer  of the Company and Mr. Spyrou Capralos is the Non‐Executive Chairman of the Board.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain  and  minor  bulks  which  include  bauxite,  fertilizers  and  steel  products.  Star  Bulk  was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". On a fully delivered basis, Star Bulk now has a fleet of 69 vessels, with an aggregate capacity of 8.7 million dwt, consisting primarily of Capesize as well as Kamsarmax, Ultramax and Supramax vessels with carrying capacities between 52,000 dwt and 209,000 dwt. Our fleet now includes 32 operating vessels and 37 vessels currently under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2014, 2015 and early 2016.

Star Bulk's common stock is listed for trading on the NASDAQ Global Select Market under the symbol "SBLK."

Forward‐Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.

Forward‐looking statements include, without limitation, statements regarding:

●	The delivery to and operation of assets by Star Bulk;

●	Star Bulk's future operating or financial results;

●	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

●	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward‐looking statements in this press release are based upon various assumptions,  many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:	Investor Relations / Financial Media:

Simos Spyrou	Nicolas Bornozis
CFO	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E-mail: starbulk@capitallink.com
www.starbulk.com	www.capitallink.com

Exhibit 99.3

EXECUTION COPY

SHAREHOLDERS AGREEMENT

by and among

STAR BULK CARRIERS CORP.

and

THE SHAREHOLDERS NAMED HEREIN

Dated as of July 11, 2014

Page

ARTICLE I
DEFINITIONS; INTERPRETATION

Section 1.1	Certain Definitions	1
Section 1.2	Terms Defined Elsewhere	4
Section 1.3	Interpretation	5

ARTICLE II
VOTING LIMITATIONS

Section 2.1	General	6
Section 2.2	Proportional Voting	6
Section 2.3	Director Elections	6

ARTICLE III
STANDSTILL

Section 3.1	Standstill	7
Section 3.2	Participation in a Change of Control Transaction	8
Section 3.3	Adjustments	8
Section 3.4	Pappas Affiliates	8

ARTICLE IV
OTHER AGREEMENTS

Section 4.1	No Side Agreements	9
Section 4.2	Subsequent Acquisitions	9
Section 4.3	No Aggregation with Oaktree Shareholders	9
Section 4.4	Affiliate Transactions	9

ARTICLE V
GENERAL PROVISIONS

Section 5.1	Termination	10
Section 5.2	Notices	10
Section 5.3	Counterparts	11
Section 5.4	Entire Agreement	11
Section 5.5	Binding Effect; No Third-Party Beneficiary	12
Section 5.6	Governing Law	12
Section 5.7	Assignment	12

(Continued)
Page

Section 5.8	Submission to Jurisdiction; Service	12
Section 5.9	Severability	12
Section 5.10	Waiver and Amendment	13
Section 5.11	Waiver of Jury Trial	13
Section 5.12	Specific Performance	13
Section 5.13	Other Matters	13

SCHEDULES

Schedule I     Pappas Shareholders
Schedule II    Existing Arrangements with Oaktree Shareholders
Schedule III   Certain Directorships

EXHIBITS

Exhibit A                      Form of Joinder

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT, dated as of July 11, 2014 (this "Agreement"), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (together with any successors thereof, the "Company"), the Pappas Shareholders listed on Schedule I attached hereto and any other Person joined hereto from time to time as a Pappas Shareholder in accordance with the terms hereof.  Capitalized terms used herein shall have the respective meanings set forth in Article I.

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of June 16, 2014 (the "Merger Agreement"), by and among the Company, Millennia Limited Liability Company, a Marshall Islands limited liability company ("Millennia"), Oaktree OBS Holdings LLC, a Marshall Islands limited liability company ("OBS Holdings"), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company ("Oaktree Holdco Merger Sub"), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company ("Millennia Holdco Merger Sub"), and certain other parties named therein, on the date hereof, (a) Millennia merged with and into Millennia Holdco Merger Sub, with Millennia Holdco Merger Sub continuing as the surviving company, and (b) OBS Holdings merged with and into Oaktree Holdco Merger Sub, with Oaktree Holdco Merger Sub continuing as the surviving company (clauses (a) and (b), collectively, the "Merger").

WHEREAS, as of the date hereof, after giving effect to the transactions contemplated by the Merger Agreement (including the Merger), each of the Pappas Shareholders will hold the number of Common Shares set forth opposite such Shareholder's name on Schedule I.

WHEREAS, the parties wish to enter into this Agreement to reflect certain agreements with respect to the Company and the Common Shares.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1                      Certain Definitions.  Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings given to them below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

"beneficial owner" means a "beneficial owner", as such term is defined in Rule 13d-3 under the Exchange Act; "beneficially own", "beneficial ownership" and related terms shall have the correlative meanings.

"Board" means the Board of Directors of the Company.

"Change of Control Transaction" means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its Subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more Subsidiaries of the Company).

"Charter" means the Third Amended and Restated Articles of Incorporation of the Company, dated as of October 12, 2012, as the same may be amended and/or restated from time to time.

"Common Shares" means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

"Contested Election" means an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

"Director" means any of the individuals elected or appointed to serve on the Board.

"Disinterested Director Approval" means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

"Disinterested Directors" means any Directors who (a) are not Petros Pappas, any other Pappas Shareholder or any Affiliate of any Pappas Shareholder and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, the agreements and relationships set forth on Schedule II shall not disqualify any Oaktree Designee from constituting a Disinterested Director for purposes of this Agreement (except if any such Oaktree Designee is Mr. Petros Pappas, any Pappas

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Shareholder or any Affiliate thereof).  Notwithstanding anything to the contrary in the foregoing, any Oaktree Designee shall be disqualified from constituting a Disinterested Director for purposes of Section 3.1.

 "Equity Securities" means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

"Exchange Act" means the Securities Exchange Act of 1934.

"Governmental Authority" means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority (including NASDAQ), agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

"Group" has the meaning set forth in Section 13(d)(3) of the Exchange Act.

 "Law" means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.

"Majority Voting Power" means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

"NASDAQ" means The Nasdaq Stock Market, Inc. or other stock exchange or securities market on which the Common Shares are at any time listed or quoted.

"Oaktree Designees" has the meaning ascribed thereto in the Oaktree Shareholders Agreement.

 "Oaktree Shareholders" has the meaning ascribed thereto in the Oaktree Shareholders Agreement.

"Oaktree Shareholders Agreement" has the meaning set forth in Section 4.3 hereof.

"Order" means any award, injunction, judgment, decree, order, ruling, assessment, writ or verdict, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

"Person" means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

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"Preferred Shares" means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

"SEC" means the United States Securities and Exchange Commission or any successor agency.

"Securities Act" means the Securities Act of 1933.

"Shareholders" means the holders of Voting Securities of the Company, and the term "Shareholder" means any such Person.

"Subsidiary" means, with respect to any specified Person, (a) any corporation or company more than 50% of whose voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity or economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

"Voting Cap" means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) 14.9%.

"Voting Securities" means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or Subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by Subsidiaries of the Company).

Section 1.2                      Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Buyout Transaction	3.1(b)
Company	Preamble
Merger	Recitals
Merger Agreement	Recitals
Millennia	Recitals
Millennia Holdco Merger Sub	Recitals
Oaktree	4.3
Oaktree Holdco Merger Sub	Recitals
Oaktree Shareholders Agreement	4.3
OBS Holdings	Recitals
Opportunity	4.5(a)

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Section 1.3                      Interpretation.  Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a)           The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.

(b)           When a reference is made in this Agreement to an Article or a Section, paragraph, Exhibit or Schedule, such reference shall be to an Article or a Section, paragraph, Exhibit or Schedule hereof unless otherwise clearly indicated to the contrary.

(c)           Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(d)           The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)           The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if."

(f)           The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g)           A reference to "$," "U.S. dollars" or "dollars" shall mean the legal tender of the United States of America.

(h)           A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.

(i)           The parties have participated jointly in the negotiation and drafting of this Agreement (including the Schedules and Exhibits hereto).  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.

(j)           Unless otherwise expressly provided herein, any agreement, instrument, statute or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes or Laws) by succession of comparable successor statutes or Laws and references to all attachments thereto and instruments incorporated therein.

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ARTICLE II

VOTING LIMITATIONS

Section 2.1                      General. From and after the execution and delivery of this Agreement, each Pappas Shareholder shall (and shall cause its Affiliates to) vote its Voting Securities at any meeting of Shareholders or in any written consent executed in lieu of such a meeting of Shareholders, in either case upon any matter submitted to a vote of the Shareholders in such a manner as to implement the terms of this Agreement.

Section 2.2                      Proportional Voting.

(a)           At any meeting of the Shareholders, except as set forth in Section 2.3, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of Shareholders entitled to vote or consent to such matter, with respect to each matter on which Shareholders are entitled to vote or consent, in the same proportion (for or against) as the Voting Securities of the Company that are beneficially owned by Shareholders (other than a Pappas Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to each such matter.  For the avoidance of doubt, except as set forth in Section 2.3, the Pappas Shareholders and their Affiliates shall retain the right to vote in their sole discretion the Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) up to the Voting Cap.

Section 2.3                      Director Elections.

(a)           In any election of Directors to the Board, except as set forth in Section 2.3(b), the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee (as defined in the Oaktree Shareholders Agreement).

(b)           At any time following the date that is six months following the later of (i) the date on which Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date on which Petros Pappas ceases to be a Director, in the case of a Contested Election, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other Voting Securities of the Company that are beneficially owned by Shareholders (other than a Pappas Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.  For the avoidance of doubt, at any time following the date that is six months following the later of (i) the date on which Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date on which Petros Pappas ceases to be a

6

Director, in the case of a Contested Election, the Pappas Shareholders and their Affiliates (i) shall retain the right to vote in their sole discretion any of the Voting Securities beneficially owned by them up to the Voting Cap in respect of all or a portion of any slate of nominees and (ii) shall be subject to the restrictions set forth in Section 3.1 to the extent applicable with respect to the Person or Group pursuing or participating in such Contested Election.

ARTICLE III

STANDSTILL

Section 3.1                      Standstill.

(a)           From and after the date hereof and through and including the date of termination of this Agreement in accordance with Section 5.1, unless specifically invited in writing by the Board (with Disinterested Director Approval), neither the Pappas Shareholders nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into or agree, offer or propose or publicly announce an intention to or participate in or assist any other Person or Group to enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its Subsidiaries or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies," "consents" or "authorizations" (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities; provided, however, that this Section 3.1(a) shall not prohibit or restrict (A) any action taken by Petros Pappas in his capacity as Director or Chief Executive Officer of the Company, (B) the exercise by any Pappas Shareholder of its rights and obligations expressly provided for in this Agreement, including its voting rights with regard to its Voting Securities of the Company or (C) the matters contemplated by Schedule II.

(b)           Notwithstanding anything in Section 3.1(a) to the contrary, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company's assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its Subsidiaries, taken as a whole (a "Buyout Transaction"), the Pappas Shareholders shall be permitted to privately make an offer or proposal to the Board and such offer or proposal shall not be a violation of Section 3.1(a) and (ii) if the Board approves, recommends or accepts a Buyout Transaction, the restrictions set forth in Section 3.1(a) shall cease to apply until such Buyout Transaction is terminated or abandoned and shall become applicable again upon any such termination or abandonment (unless the Board determines otherwise with Disinterested Director Approval); provided, that, in the case of this clause (ii), following the

7

termination or abandonment of such Buyout Transaction, Section 3.1(a) shall not be deemed to have been breached in connection with any action taken by the Pappas Shareholders or their Affiliates during the time that Section 3.1(a) became inapplicable pursuant to this Section 3.1(b), provided that such action is discontinued upon the receipt by the Pappas Shareholders or such Affiliates of a written notice from a majority of the Directors entitled to provide the Disinterested Director Approval of the termination or abandonment of the applicable Buyout Transaction (unless the Board determines otherwise with Disinterested Director Approval).

Section 3.2                      Participation in a Change of Control Transaction.  Neither the Pappas Shareholders nor any of their Affiliates shall sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless the other Shareholders are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time (subject to delivery of letters of transmittal or other documents or instruments by such Shareholders in connection with such Change of Control Transaction), as the Pappas Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Section 3.3                      Adjustments.

(a)           If, at any time after the date hereof, the Company issues any Voting Securities that are entitled to more or less than one vote per share, then the definition of "Voting Cap" and the other provisions of this Agreement measured by the number or percentage of Voting Securities shall be equitably adjusted by the parties to reflect such issuance.

(b)           If, at any time after the date hereof, any change in the Equity Securities of the Company shall occur as a result of, among other things, any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, the provisions of this Agreement shall be equitably adjusted by the parties to reflect such change.

Section 3.4                      Pappas Affiliates.  If a Pappas Shareholder transfers any Equity Securities of the Company to an Affiliate of such Pappas Shareholder, as a condition to such transfer, such Affiliate shall execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto.  Any Affiliate of a Pappas Shareholder who acquires Equity Securities of the Company from the Company or a Shareholder other than an existing Pappas Shareholder shall, reasonably promptly, execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto.

ARTICLE IV

OTHER AGREEMENTS

Section 4.1                      No Side Agreements.  The Company and the Pappas Shareholders (and their respective Affiliates) shall not enter, directly or indirectly, into any agreement with any of the Shareholders or any of the Shareholders' respective Affiliates or grant any proxy or

8

power of attorney or become party to any voting trust or other agreement, relating to the Equity Securities of the Company or its Subsidiaries or to the governance of the Company or any of its Subsidiaries, which is inconsistent with or conflicts with the provisions of this Agreement.

Section 4.2                      Subsequent Acquisitions.  Each of the Pappas Shareholders agrees that any other Equity Securities of the Company which it or any of its Affiliates hereafter acquires by means of a share split, share dividend, distribution, conversion, exercise of options or warrants (including any incentive awards or other compensatory grants), or otherwise shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

Section 4.3                      No Aggregation with Oaktree Shareholders.  The Company acknowledges that (a) the Pappas Shareholders may from time to time make investments or enter into business arrangements with the Oaktree Shareholders or their Affiliates, and may from time to time enter into discussions with the Oaktree Shareholders or their Affiliates regarding the Company and have entered into certain agreements with respect to the Equity Securities of the Company as set forth on Schedule II hereof and (b) as a condition to the issuance of Equity Securities of the Company to certain Oaktree Shareholders as of the date hereof, such Oaktree Shareholders have entered into a separate agreement with the Company regarding certain agreements with respect to the Company and its Equity Securities (the "Oaktree Shareholders Agreement").  Notwithstanding anything to the contrary in this Agreement, for the purposes of this Agreement, the Company acknowledges and agrees that the agreements and relationships described on Schedule II hereof between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Shareholders, on the other hand, shall not cause (i) any Oaktree Shareholder or its Affiliate to be deemed to be an Affiliate of, or constitute a Group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Shareholders, or (ii) the Equity Securities of the Company held by the Oaktree Shareholders or their Affiliates to be deemed to be subject to the provisions of this Agreement.

Section 4.4                      Affiliate Transactions.  All transactions involving the Pappas Shareholders or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for pro rata participation in primary offerings of Equity Securities of the Company based on the number of outstanding Voting Securities held.

Section 4.5                      Corporate Opportunity.  From and after the date hereof and through and including the earliest of (x) the date of termination of this Agreement in accordance with Section 5.1, (y) the 36-month anniversary of the date hereof and (z) the date that Petros Pappas ceases to be the Chief Executive Officer of the Company:

(a)           If a Pappas Shareholder (or any Affiliate thereof) acquires knowledge of a potential dry-bulk transaction or dry-bulk matter which may, in such Pappas Shareholder's good faith judgment, be a business opportunity for both such Pappas Shareholder and the Company (other than any such opportunity (i) that becomes known to such Pappas Shareholder or Affiliate in his, her or its capacity as a director of any Person identified on Schedule III  attached hereto for which such Pappas Shareholder or Affiliate serves as a director on the date hereof and (ii) with respect to which such Pappas Shareholder's or Affiliate's fiduciary duties to such Person under applicable Law prohibits such Pappas Shareholder or

9

Affiliate from so offering such opportunity to the Company) (an "Opportunity"), such Pappas Shareholder (and its Affiliate) shall have the duty to promptly communicate or offer such Opportunity to the Company.

(b)           If the Company does not notify the Pappas Shareholder within five Business Days following receipt of such communication or offer that it is interested in pursuing or acquiring such Opportunity for itself, then such Pappas Shareholder (or its Affiliate) shall be entitled to pursue or acquire such Opportunity for itself.

ARTICLE V

GENERAL PROVISIONS

Section 5.1                      Termination.  This Agreement shall terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) the later of (x) such time as the Pappas Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding Voting Securities of the Company and (y) the date that is six months following the later of (i) the date Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date Petros Pappas ceases to be a Director.  Except as expressly provided herein, any Pappas Shareholder shall cease to be a party hereto and this Agreement shall terminate with respect to such party at the time such party no longer beneficially owns any Equity Securities of the Company.  Notwithstanding the foregoing, the persons set forth under the heading "Pappas Individuals" on Schedule I hereto shall remain parties to this Agreement until the termination thereof in accordance with the first sentence of this Section 5.1.  No termination of this Agreement (or any provision hereof) shall (A) relieve any party of any obligation or liability for damages resulting from such party's breach of this Agreement (or any provision hereof) prior to its termination or the termination of this Agreement with respect to such party or (B) terminate any provision hereof that, by its terms, survives such termination.

Section 5.2                      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile or email (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
Attention: Georgia Mastagaki
Facsimile: +30 (210) 617-8378
Email: gmastagaki@starbulk.com

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with a copy (which shall not constitute notice hereunder) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention:	Derick Betts
Robert Lustrin
Facsimile:	(212) 480-8421
Email:	betts@sewkis.com
lustrin@sewkis.com

If to a Pappas Shareholder, to the address set forth opposite such Shareholder's name on Schedule I hereto,

with a copy (which shall not constitute notice hereunder) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Attention:	Kenneth M. Schneider
Neil Goldman
Facsimile:	(212) 757-3900
Email:	kschneider@paulweiss.com
ngoldman@paulweiss.com

Section 5.3                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals.

Section 5.4                      Entire Agreement.  This Agreement (including the exhibits and schedules hereto) contains all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements (including that certain Purchase Agreement, dated as of May 1, 2013, by and between the Company and the Persons set forth on Schedule I thereto), negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.5                      Binding Effect; No Third-Party Beneficiary.  This Agreement shall inure to the benefit of and be binding upon each of the parties hereto.  Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any Person other than the parties hereto any remedy or claim under or by reason of this Agreement or

11

any terms or conditions hereof, and all of the terms, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto.

Section 5.6                      Governing Law.  This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York, except to the extent that the Laws of the Marshall Islands are mandatorily applicable to the provisions set forth herein relating to the governance of the Company, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 5.7                      Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Except with respect to transfers by Pappas Shareholders to Affiliates in accordance with Section 3.4, neither the Company, on the one hand, nor the Pappas Shareholders, on the other hand may, directly or indirectly, assign any of their rights or delegate any of their obligations under this Agreement without the prior written consent of the other party.  Any purported direct or indirect assignment in violation of this Section 5.7 shall be void and of no force or effect.

Section 5.8                      Submission to Jurisdiction; Service.  Each party (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in such courts, (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.2 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 5.9                      Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 5.10                      Waiver and Amendment.  No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed (a) in the case of an amendment, by the Company and the Pappas Shareholders; and (b) in the

12

case of waiver, by the party against whom the waiver is to operate.  No failure on the part of a party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 5.11                      Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each party to this Agreement certifies and acknowledges that (a) no other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered and understands the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.11.

Section 5.12                      Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, this being in addition to any other remedy at Law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law.

Section 5.13                      Other Matters.  Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no recovery pursuant to this Agreement by any party for any punitive, exemplary, consequential, incidental, treble, special, or other similar damages (other than those actually paid in connection with a third party claim) in any claim or proceeding by one party against another arising out of or relating to a breach or alleged breach of any representation, warranty, covenant, or agreement under this Agreement by the other party.

[Signature Pages Follow]

13

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

THE COMPANY:

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
Name: Simos Spyrou
Title: Chief Financial Officer

PAPPAS SHAREHOLDERS:

MILLENNIA HOLDINGS LLC

By:	Oceanbulk Maritime S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

/s/ Petros Pappas
Petros Pappas

/s/ Milena Pappas
Milena Pappas

/s/ Alexander Pappas
Alexander Pappas

[Signature Page to Shareholders Agreement]

MIRABEL SHIPHOLDING & INVEST LIMITED

By:	/s/ Illegible
Name: Illegible
Title: Director

[Signature Page to Shareholders Agreement]

EXHIBIT A

FORM OF JOINDER TO SHAREHOLDERS AGREEMENT

THIS JOINDER (this "Joinder") to the Shareholders Agreement, dated as of July 11, 2014 (as amended or restated from time to time, the "Agreement"), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), and the Pappas Shareholders (as defined therein), is made and entered into as of                       by and between the Company and                               ("Joining Shareholder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Joining Shareholder has [acquired / been issued] _________ [Common / Preferred] Shares [from             ] and the Company requires Joining Shareholder, as an Affiliate of an Pappas Shareholder and a holder of such shares, to become a party to the Agreement, and Joining Shareholder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1.           Agreement to be Bound.  Joining Shareholder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, an "Pappas Shareholder" for all purposes thereof and entitled to all the rights incidental thereto.

2.           Notice.  For purposes of providing notice pursuant to the Agreement, the address of Joining Shareholder is as follows:

[Name]
[Address]
[Facsimile Number]

3.           Governing Law.  This Agreement and the rights of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

4.           Counterparts.  This Joinder may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same Joinder and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party or parties.  For purposes of this Joinder, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of __________.

STAR BULK CARRIERS CORP.

By:
Name:
Title:

[HOLDER]

By:
Name:
Title:

Exhibit 99.4

EXECUTION COPY

SHAREHOLDERS AGREEMENT

by and among

STAR BULK CARRIERS CORP.

and

THE SHAREHOLDERS NAMED HEREIN

Dated as of July 11, 2014

Page

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1	Certain Definitions	1
Section 1.2	Terms Defined Elsewhere	6
Section 1.3	Interpretation	7

ARTICLE II

BOARD OF DIRECTORS

ARTICLE III

VOTING LIMITATIONS; CONSENT RIGHTS

Section 3.1	Proportional Voting	11
Section 3.2	Consent Rights	12

ARTICLE IV

OWNERSHIP, STANDSTILL AND TRANSFER RESTRICTIONS

(Continued)
Page

ARTICLE V

OTHER AGREEMENTS

Section 5.1	No Side Agreements	16
Section 5.2	Affiliate Transactions	16
Section 5.3	Subsequent Acquisitions	17
Section 5.4	No Aggregation with Pappas Investors	17

ARTICLE VI

GENERAL PROVISIONS

SCHEDULES

Schedule I                       Existing Oaktree Shareholders
Schedule II                      New Oaktree Shareholders
Schedule III                    Board Composition
Schedule IV                    Existing Arrangements with Pappas Investors
Schedule V                      Board Nominee Criteria

EXHIBITS

Exhibit A                      Form of Joinder

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT, dated as of July 11, 2014 (this "Agreement"), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (together with any successors thereof, the "Company"), the Existing Oaktree Shareholders listed on Schedule I attached hereto, the New Oaktree Shareholders listed on Schedule II attached hereto and any other Person joined hereto from time to time as an Oaktree Shareholder in accordance with the terms hereof.  Capitalized terms used herein shall have the respective meanings set forth in Article I.

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of June 16, 2014 (the "Merger Agreement"), by and among the Company, Millennia Limited Liability Company, a Marshall Islands limited liability company ("Millennia"), Oaktree OBS Holdings LLC, a Marshall Islands limited liability company ("OBS Holdings"), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company ("Oaktree Holdco Merger Sub"), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company ("Millennia Holdco Merger Sub"), and certain other parties named therein, on the date hereof, (a) Millennia merged with and into Millennia Holdco Merger Sub, with Millennia Holdco Merger Sub continuing as the surviving company, and (b) OBS Holdings merged with and into Oaktree Holdco Merger Sub, with Oaktree Holdco Merger Sub continuing as the surviving company (clauses (a) and (b), collectively, the "Merger").

WHEREAS, as of the date hereof, after giving effect to the transactions contemplated by the Merger Agreement (including the Merger), each of the Existing Oaktree Shareholders and New Oaktree Shareholders will hold the number of Common Shares set forth opposite such Shareholder's name on Schedule I and Schedule II, respectively.

WHEREAS, the parties wish to enter into this Agreement to reflect certain agreements with respect to the Company and the Common Shares.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1                      Certain Definitions.  Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings given to them below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where "control" for purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

"beneficial owner" means a "beneficial owner", as such term is defined in Rule 13d-3 under the Exchange Act; "beneficially own", "beneficial ownership" and related terms shall have the correlative meanings.

"Board" means the Board of Directors of the Company.

"Change of Control Transaction" means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its Subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more Subsidiaries of the Company).

"Charter" means the Third Amended and Restated Articles of Incorporation of the Company, dated as of October 12, 2012, as the same may be amended and/or restated from time to time.

"Class A" means the class of Directors whose term will expire at the first annual meeting of the Shareholders following the date hereof.

"Class B" means the class of Directors whose term will expire at the second annual meeting of the Shareholders following the date hereof.

"Class C" means the class of Directors whose term will expire at the third annual meeting of the Shareholders following the date hereof.

"Common Shares" means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

"Contested Election" means an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

"Director" means any of the individuals elected or appointed to serve on the Board.

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"Disinterested Director Approval" means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

"Disinterested Directors" means any Directors who (a) are not Oaktree Designees and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, Petros Pappas shall not constitute an Oaktree Designee (other than solely for purposes of Section 2.3, including Section 2.3(a)(i), Section 4.2 and Section 4.3), and the agreements and relationships set forth on Schedule IV shall not disqualify Petros Pappas or other Pappas Investors from constituting a Disinterested Director for purposes of this Agreement (except to the extent (x) the applicable conduct or transaction being approved relates to the container or tanker joint ventures referenced therein and (y) Petros Pappas or such other Pappas Investor continues to have a business or financial interest therein).

"Equity Securities" means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

"Exchange Act" means the Securities Exchange Act of 1934.

"Excluded Matter" includes each of the following:

(a)
any vote of the Shareholders in connection with a Change of Control Transaction with an Unaffiliated Buyer; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such Change of Control Transaction, then such vote shall constitute an Excluded Matter only if such Change of Control Transaction has received the Disinterested Director Approval; and

(b)
any vote of the Shareholders in connection with (i) an amendment of the Charter or bylaws of the Company or (ii) the dissolution of the Company; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such matter in either case, then such vote shall constitute an Excluded Matter only if such matter has received the Disinterested Director Approval.

"Existing Oaktree Shareholders" means the Persons listed on Schedule I attached hereto, and the term "Existing Oaktree Shareholder" means any such Person.

"Governmental Authority" means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory

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authority (including NASDAQ), agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

"Group" has the meaning set forth in Section 13(d)(3) of the Exchange Act.

"Law" means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.

"Majority Voting Power" means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

"NASDAQ" means The Nasdaq Stock Market, Inc. or other stock exchange or securities market on which the Common Shares are at any time listed or quoted.

"New Oaktree Shareholders" means the Persons listed on Schedule II attached hereto, and the term "New Oaktree Shareholder" means any such Person.

 "Oaktree Shareholders" means, collectively, the Existing Oaktree Shareholders, the New Oaktree Shareholders and any Affiliates of such Persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of Equity Securities of the Company in accordance with the terms of this Agreement, and the term "Oaktree Shareholder" means any such Person.

"Order" means any award, injunction, judgment, decree, order, ruling, assessment, writ or verdict, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

"Other Large Holder" means, with respect to any matter in which the Shareholders are entitled to vote or consent, any Person or Group that is not an Oaktree Shareholder, an Affiliate of an Oaktree Shareholder or a Group that includes any of the foregoing; provided, however, that if the Oaktree Shareholders, on the one hand, and the Pappas Investors, on the other hand, are entitled to vote on or consent to such matter and a majority of the Voting Securities held by the Pappas Investors are voting on or consenting to such matter in the same manner as a majority of the Voting Securities held by the Oaktree Shareholders (i.e., both portions of Voting Securities are "for" or both portions of Voting Securities are "against"), then an "Other Large Holder" shall mean any Person or Group that is not an Oaktree Shareholder, a Pappas Investor, an Affiliate of either of the foregoing or a Group that includes any of the foregoing.

"Other Large Holder Effective Voting Percentage" means, with respect to an Other Large Holder as of the record date for the determination of Shareholders entitled to vote or consent to any matter, the ratio (expressed as a percentage) of (a) the sum of (i) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, plus (ii) the product of (x) the excess (if any) of the number of Voting Securities of the Company beneficially owned in the aggregate by the Oaktree Shareholders and their Affiliates as of such record date, over the number of Voting Securities of the Company that is

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equal to the product of the total number of Voting Securities of the Company outstanding as of such record date, multiplied by the Voting Cap Percentage applicable with respect to such matter, multiplied by (y) a percentage equal to (I) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, divided by (II) the number of Voting Securities of the Company beneficially owned by all Shareholders (other than the Oaktree Shareholders and their Affiliates) as of such record date and with respect to which a vote was cast or consent given (for or against) in respect of such matter, divided by (b) the total number of Voting Securities of the Company outstanding as of such record date.

"Person" means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

"Preferred Shares" means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

"SEC" means the United States Securities and Exchange Commission or any successor agency.

"Securities Act" means the Securities Act of 1933.

"Shareholders" means the holders of Voting Securities of the Company, and the term "Shareholder" means any such Person.

"Subsidiary" means, with respect to any specified Person, (a) any corporation or company more than 50% of whose voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity or economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

"Unaffiliated Buyer" means any Person other than (a) an Oaktree Shareholder, (b) an Affiliate of an Oaktree Shareholder, (c) any Person or Group in which an Oaktree Shareholder and/or any of its Affiliates has, at the applicable time of determination, Equity Securities of at least $100 million (whether or not such Person or Group is deemed to be an Affiliate of an Oaktree Shareholder) (provided that this clause (c) shall not be applicable for purposes of Section 4.2 hereof) and (d) a Group that includes any of the foregoing.

"Voting Cap" means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) the Voting Cap Percentage as of such date.

"Voting Cap Maximum" means, as of any date of determination, a percentage equal to the Other Large Holder Effective Voting Percentage as of such date multiplied by 110%; provided, that if the Voting Cap Percentage obtained by applying such Voting Cap

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Maximum would exceed 39%, then the Voting Cap Maximum shall equal the greater of (a) the sum of the Other Large Holder Effective Voting Percentage as of such date plus 1% and (b) 39%.

"Voting Cap Percentage" means 33%; provided, however, that if as of the record date for the determination of Shareholders entitled to vote or consent to any matter, an Other Large Holder beneficially owns greater than 15% of the outstanding Voting Securities of the Company (the "Voting Cap Threshold"), then, subject to the next proviso, for every 1% of outstanding Voting Securities of the Company beneficially owned by such Other Large Holder in excess of the Voting Cap Threshold, the Voting Cap Percentage shall be increased by 2%; provided further, however, that the Voting Cap Percentage shall not exceed a percentage equal to the Voting Cap Maximum as of such record date.  For the avoidance of doubt, if multiple Other Large Holders beneficially own more than 15% of the outstanding Voting Securities of the Company, the Voting Cap Percentage shall be adjusted in relation to that Other Large Holder having the greatest beneficial ownership of Voting Securities of the Company.

"Voting Securities" means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or Subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by Subsidiaries of the Company).

Section 1.2                      Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Audit Committee	2.4
Buyout Transaction	4.2(b)
Company	Preamble
Compensation Committee	2.4
Merger	Recitals
Merger Agreement	Recitals
Millennia	Recitals
Millennia Holdco Merger Sub	Recitals
Nominating and Corporate Governance Committee	2.4
Oaktree Designee	2.3
Oaktree Holdco Merger Sub	Recitals
OBS Holdings	Recitals
Pappas Investors	5.4
Pappas Shareholders Agreement	5.2(b)
Specified Activity	5.2(b)

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Section 1.3                      Interpretation.  Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a)           The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.

(b)           When a reference is made in this Agreement to an Article or a Section, paragraph, Exhibit or Schedule, such reference shall be to an Article or a Section, paragraph, Exhibit or Schedule hereof unless otherwise clearly indicated to the contrary.

(c)           Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(d)           The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)           The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if."

(f)           The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g)           A reference to "$," "U.S. dollars" or "dollars" shall mean the legal tender of the United States of America.

(h)           A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.

(i)           The parties have participated jointly in the negotiation and drafting of this Agreement (including the Schedules and Exhibits hereto).  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.

(j)           Unless otherwise expressly provided herein, any agreement, instrument, statute or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes or Laws) by succession of comparable successor statutes or Laws and references to all attachments thereto and instruments incorporated therein.

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ARTICLE II

BOARD OF DIRECTORS

Section 2.1                      General. From and after the execution and delivery of this Agreement, each Oaktree Shareholder shall (and shall cause its Affiliates to) vote its Voting Securities at any meeting of Shareholders or in any written consent executed in lieu of such a meeting of Shareholders, in either case upon any matter submitted to a vote of the Shareholders in such a manner as to implement the terms of this Agreement.

Section 2.2                      Board Size; Initial Composition.  On and after the date hereof, the Board shall consist of nine Directors.  Effective as of the date hereof, the Company and the Board (including any committee thereof) have taken, or caused to be taken, the following actions:

(a)           increase the size of the Board from six Directors to nine Directors; and

(b)           appoint each individual set forth on Schedule III attached hereto under the heading "Board of Directors – Oaktree Designees" to serve as a Class A Director, Class B Director or Class C Director, as applicable, until such Director's successor is elected and qualified or until such Director's death, resignation or removal.

Section 2.3                      Election of Certain Directors.  The rights of the Oaktree Shareholders to nominate Directors (each such nominee, including the individuals set forth on Schedule III hereto under the heading "Board of Directors – Oaktree Designees" that are appointed on the date hereof, an "Oaktree Designee") at each meeting of the Shareholders at which Directors are elected after the date hereof shall be as follows:

(a)           For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 40% or more of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate four (but in no event more than four) Directors. Furthermore, during any period in which the Oaktree Shareholders are entitled to nominate four Directors pursuant to this Section 2.3(a):  (i) if Mr. Petros Pappas is then serving as Chief Executive Officer and as a Director of the Company, the Oaktree Shareholders shall be entitled to nominate only three Directors and Mr. Petros Pappas shall automatically be deemed to be the fourth Oaktree Designee for the purposes of this Section 2.3; and (ii) at least one of the Oaktree Designees shall not be a citizen or resident of the United States solely to the extent that (x) at least one of the Directors (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result of the foregoing clause (x), the Company would not qualify as a "foreign private issuer" under Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

(b)           For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 25% or more, but less than 40%, of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate three Directors.

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(c)           For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more, but less than 25%, of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate two Directors.

(d)           For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 5% or more, but less than 15%, of the outstanding Voting Securities of the Company, the Oaktree Shareholders shall be entitled to nominate one Director.

For so long as the Oaktree Shareholders are entitled to nominate at least one Director, each of the Company and the Nominating and Corporate Governance Committee shall (A) include the Oaktree Designees nominated pursuant to this Section 2.3 as nominees to the Board on each slate of nominees for election of the Board proposed by the Company, with the remaining nominees in such slate selected by the Nominating and Corporate Governance Committee, (B) recommend the election of such nominees to the Shareholders and (C) without limiting the foregoing, use a level of efforts to cause such Oaktree Designees to be elected to the Board that is consistent with the level of efforts it is using to cause the remaining nominees in such slate to be elected to the Board.

Section 2.4                      Right to Delegate; Committees.  The Company shall establish and maintain committees of the Board including an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), as well as such other Board committees as the Board deems appropriate from time to time or as may be required by applicable Law or applicable NASDAQ rules.  The committees shall have such duties and responsibilities as are customary for such committees, subject to the provisions of this Agreement and shall be composed as follows:

(a)           The Audit Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, (i) the Audit Committee shall consist of three Directors and (ii) the Oaktree Shareholders shall be entitled to include one Oaktree Designee on the Audit Committee to the extent such Oaktree Designee satisfies the qualifications for audit committee members required by applicable Laws and applicable NASDAQ rules.

(b)           The Compensation Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, (i) the Compensation Committee shall consist of three Directors and (ii) the Oaktree Shareholders shall be entitled to include one Oaktree Designee on the Compensation Committee to the extent such Oaktree Designee satisfies the qualifications for compensation committee members required by applicable Law and applicable NASDAQ rules.

(c)           The Nominating and Corporate Governance Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the

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aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, (i) the Nominating and Corporate Governance Committee shall consist of three Directors and (ii) the Oaktree Shareholders shall be entitled to include one Oaktree Designee on the Nominating and Corporate Governance Committee to the extent such Oaktree Designee satisfies the qualifications for nominating and corporate governance committee members required by applicable Law and applicable NASDAQ rules.

(d)           The Board shall appoint individual(s) selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the Board that are not required to be filled by Oaktree Designees.

(e)           Notwithstanding the foregoing, the Board shall, only to the extent necessary to comply with applicable Law and applicable NASDAQ rules, modify the composition of any such committee to the extent required to comply with such applicable Law and applicable NASDAQ rules.  If any vacant Director position on any committee of the Board results from the Oaktree Shareholders no longer being entitled to nominate Directors, then such vacant position shall be filled by the Board in accordance with the last sentence of Section 2.6.

(f)           Each Oaktree Designee shall meet the reasonable and customary criteria required of nominees to the Board by the Nominating and Corporate Governance Committee, a description of which is set forth on Schedule V hereto; provided, however, that the independence, citizenship and residency requirements of the Oaktree Designees shall be limited to the requirements (if any) expressly set forth in Section 2.3.

Section 2.5                      Compliance and Removal.  Directors shall serve until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to Section 2.3 is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the Board to resign from the Board as is necessary so that the remaining number of Oaktree Designees then serving on the Board is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate; provided, further, that such resignation shall not be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5 business day period that such resignation shall not be required.  The qualifications of each Person selected as an Oaktree Designee shall satisfy any qualifications required by applicable Law, NASDAQ rules or other regulations; provided, that the independence, citizenship and residency requirements of the Oaktree Designees shall be limited to the requirements (if any) expressly set forth in Section 2.3.  The Oaktree Shareholders shall cause any Oaktree Designee then serving as a Director to resign from the Board, or from service on any committee of the Board, if at any time the qualifications of such Director shall fail to satisfy any qualifications required by applicable Law, NASDAQ rules or other regulations for service on the Board or such committee, respectively, and such vacancy shall be filled by the Board in accordance with Section 2.6.

Section 2.6                      Vacancies.  If any Oaktree Designee serving as a Director dies or is unwilling or unable to serve as such or is otherwise removed or resigns from office, then the Oaktree Shareholders shall be entitled to nominate a successor to such Director (to the extent the

10

number of Oaktree Designees is less than the number of Oaktree Designees they are entitled to appoint to the Board pursuant to Section 2.3 hereof).  The Company shall take all actions necessary in order to ensure that such successor is appointed or elected to the Board as promptly as practicable.  If the Oaktree Shareholders are not entitled to participate in the nomination of any vacant Director position(s), the Company and the Board shall fill such vacant Director position(s) with an individual(s) selected by the Nominating and Corporate Governance Committee.

Section 2.7                      Expense Reimbursement.  The Company shall reimburse each Director for all reasonably necessary costs and expenses (including travel expenses) incurred in connection with such Director's attendance and participation at meetings of the Board, or any committee thereof, in accordance with the Company's policies.

ARTICLE III

VOTING LIMITATIONS; CONSENT RIGHTS

Section 3.1                      Proportional Voting.

(a)           From and after the date hereof and through and including the date of termination of this Agreement in accordance with Section 6.1, except as set forth in Section 3.1(b) and except with respect to any Excluded Matter, at any meeting of the Shareholders, the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of Shareholders entitled to vote or consent to such matter, with respect to each matter on which Shareholders are entitled to vote or consent, in the same proportion (for or against) as the Voting Securities of the Company that are beneficially owned by Shareholders (other than an Oaktree Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to each such matter.  For the avoidance of doubt, except as set forth in Section 3.1(b), the Oaktree Shareholders and their Affiliates shall retain the right to vote in their sole discretion (i) on any matter, the Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) up to the Voting Cap and (ii) on any Excluded Matter, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter).

(b)           In any election of Directors to the Board, except with respect to a Contested Election, the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.  In the case of a Contested Election, the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other Voting Securities of the Company that are beneficially

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owned by Shareholders (other than an Oaktree Shareholder, any of its Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.  For the avoidance of doubt, in the case of a Contested Election, the Oaktree Shareholders and their Affiliates (i) shall retain the right to vote in their sole discretion any of the Voting Securities beneficially owned by them up to the Voting Cap in respect of all or a portion of any slate of nominees and (ii) shall be subject to the restrictions set forth in Section 4.2 to the extent applicable with respect to the Person or Group pursuing or participating in such Contested Election.

Section 3.2                      Consent Rights.

(a)           For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of the Oaktree Shareholders, the Company and the Board shall not, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Shares or any other class or series of Equity Interests of the Company that ranks senior to the Common Shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a Person or Group if, after giving effect to such transaction and any related transaction, such issuance would result in such Person or Group beneficially owning more than 20% of the outstanding Equity Securities of the Company, (iii) issue any Equity Securities of any Subsidiary of the Company (other than to the Company or a wholly-owned Subsidiary of the Company), or (iv) terminate the Chief Executive Officer or any other officer of the Company set forth on Schedule 3.2 at any time during the 18 months following the date hereof, except if such termination is for Cause (as defined in the Company's 2014 Equity Incentive Plan); provided, however, that, in the case of clause (ii), the Company and the Board shall have the right, without the consent of the Oaktree Shareholders, to issue Equity Securities as consideration for a merger or other business combination transaction.

(b)           During the 18 months following the date hereof (and so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 33% of the Voting Securities of the Company during such period), the affirmative approval of at least seven Directors shall be required to appoint any replacement Chief Executive Officer of the Company.

ARTICLE IV

OWNERSHIP, STANDSTILL AND TRANSFER RESTRICTIONS

Section 4.1                      Acquisition of Securities.

(a)           Except as set forth in Section 4.1(b), for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the outstanding Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not, directly or indirectly, acquire (i) the beneficial ownership of any additional Voting Securities of the Company, (ii) the beneficial ownership of any other Equity Securities of the Company that derive their value from any Voting Securities of the Company or (iii) any rights, options or other derivative securities or contracts or instruments to acquire such beneficial

12

ownership that derive their value from such Voting Securities or other Equity Securities, in each case of clauses (i), (ii) and (iii), if, immediately after giving effect to any such acquisition, the Oaktree Shareholders and their Affiliates would beneficially own in the aggregate more than 63.8% of the outstanding Voting Securities of the Company assuming, in the case of any acquisitions by the Oaktree Shareholders or their Affiliates contemplated by clauses (ii) or (iii), the conversion of such acquired securities, contracts or instruments into Voting Securities (to the extent convertible into Voting Securities).

(b)           Notwithstanding the foregoing, the restrictions set forth in Section 4.1(a) shall not apply to: (i) pro rata participation in primary offerings of Equity Securities of the Company based on the number of outstanding Voting Securities held or (ii) acquisitions of Equity Securities of the Company that have received Disinterested Director Approval.

Section 4.2                      Standstill.

(a)           For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, unless specifically invited in writing by the Board (with Disinterested Director Approval), neither the Oaktree Shareholders nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into or agree, offer or propose or publicly announce an intention to or participate in or assist any other Person or Group to enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its Subsidiaries or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies," "consents" or "authorizations" (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any Person other than the Oaktree Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities; provided, however, that this Section 4.2(a) shall not prohibit or restrict (A) any action taken by an Oaktree Designee as Director in such capacity, (B) the exercise by any Oaktree Shareholder of its rights and obligations expressly provided for in this Agreement, including its voting rights with regard to its Voting Securities of the Company or (C) the matters set forth on Schedule IV hereof.

(b)           Notwithstanding anything in Section 4.2(a) to the contrary, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company's assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its Subsidiaries, taken as a whole (a "Buyout Transaction"), the Oaktree Shareholders shall be

13

permitted to privately make an offer or proposal to the Board and such offer or proposal shall not be a violation of Section 4.2(a) and (ii) if the Board approves, recommends or accepts a Buyout Transaction with an Unaffiliated Buyer, the restrictions set forth in Section 4.2(a) shall cease to apply until such Buyout Transaction is terminated or abandoned and shall become applicable again upon any such termination or abandonment (unless the Board determines otherwise with Disinterested Director Approval); provided, that, (x) in the case of this clause (ii), following the termination or abandonment of such Buyout Transaction, Section 4.2(a) shall not be deemed to have been breached in connection with any action taken by the Oaktree Shareholders or their Affiliates during the time that Section 4.2(a) became inapplicable pursuant to this Section 4.2(b), provided that such action is discontinued upon the receipt by the Oaktree Shareholders or such Affiliates of a written notice from a majority of the Directors entitled to provide the Disinterested Director Approval of the termination or abandonment of the applicable Buyout Transaction (unless the Board determines otherwise with Disinterested Director Approval), and (y) notwithstanding anything to the contrary in this Agreement, nothing in Section 4.2 of this Agreement shall limit the provisions of Section 5.2 (with respect to the approval and consummation of any transaction described in clause (i) of Section 4.2(a) or otherwise).

Section 4.3                      Disposition of Securities. For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not sell any of their Common Shares to a Person or Group that, after giving effect to such transaction, would hold more than 20% of the outstanding Equity Securities of the Company.  Notwithstanding the foregoing, the Oaktree Shareholders and their Affiliates may sell their Common Shares to any Person or Group pursuant to:

(a)           sales that have received Disinterested Director Approval;

(b)           a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all Shareholders, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval, which approval shall be deemed to have been given to any offer which a majority of the Directors entitled to provide the Disinterested Director Approval do not reject within ten business days following commencement of such offer or within ten business days after any material increase in the consideration being offered thereunder;

(c)           transfers to an Affiliate of the Oaktree Shareholders that is an investment fund or managed account (or any wholly-owned investment vehicle of one or more such Affiliates, other than portfolio companies) in accordance with Section 4.5; and

(d)           sales in the open market (including sales conducted by a third-party underwriter, initial purchaser or broker-dealer) in which the Oaktree Shareholder or their Affiliates do not know (and would not in the exercise of reasonable commercial efforts be able to determine) the identity of the purchaser.

Section 4.4                      Participation in a Change of Control Transaction.  For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, neither the Oaktree Shareholders nor any of their

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Affiliates shall sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless the other Shareholders are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time (subject to delivery of letters of transmittal or other documents or instruments by such Shareholders in connection with such Change of Control Transaction), as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Section 4.5                      Oaktree Affiliates.  If an Oaktree Shareholder transfers any Equity Securities of the Company to an Affiliate of such Oaktree Shareholder, as a condition to such transfer, such Affiliate shall execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto.  Any Affiliate of an Oaktree Shareholder who acquires Equity Securities of the Company from the Company or a Shareholder other than an existing Oaktree Shareholder shall, reasonably promptly, execute and deliver to the Company a joinder to this Agreement substantially in the form of Exhibit A attached hereto.

Section 4.6                      Acknowledgment Regarding Certain Entities.  Notwithstanding anything to the contrary in Article III or this Article IV, the parties hereto agree and acknowledge that (a) the Oaktree Shareholders and their Affiliates make investments in portfolio companies in the ordinary course of their business and, as a result of such investments, such portfolio companies may be deemed to be an Affiliate of such Oaktree Shareholder or otherwise associated with such Oaktree Shareholder, and (b) the terms of Article III and this Article IV and the definitions related thereto shall not apply to any such portfolio companies for so long as and to the extent such portfolio companies are not controlled, directly or indirectly, by Oaktree Capital Management, L.P. (or its successor), except with respect to any action by such portfolio company that is taken at the express request or direction of, or in coordination with, an Oaktree Shareholder or its affiliated investment funds.  For purposes of this Section 4.6, "controlled" or "controls" means, with respect to any Person, possessing the Majority Voting Power (with 50% being substituted for the reference to 39% in the definition thereof for the purposes of this Section 4.6) with respect to such Person.  The Oaktree Shareholders represent and warrant to the Company that, as of the date hereof, Oaktree Capital Management, L.P. directly or indirectly controls each of the Oaktree Shareholders.

Section 4.7                      Adjustments.

(a)           If, at any time after the date hereof, the Company issues any Voting Securities that are entitled to more or less than one vote per share, then the definition of "Voting Cap," the definition of "Voting Cap Percentage" and the other provisions of this Agreement measured by the number or percentage of Voting Securities shall be equitably adjusted by the parties to reflect such issuance.

(b)           If, at any time after the date hereof, any change in the Equity Securities of the Company shall occur as a result of, among other things, any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, the provisions of this Agreement shall be equitably adjusted by the parties to reflect such change.

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ARTICLE V

OTHER AGREEMENTS

Section 5.1                      No Side Agreements.  The Company and the Oaktree Shareholders (and their respective Affiliates) shall not enter, directly or indirectly, into any agreement with any of the Shareholders or any of the Shareholders' respective Affiliates or grant any proxy or power of attorney or become party to any voting trust or other agreement, relating to the Equity Securities of the Company or its Subsidiaries or to the governance of the Company or any of its Subsidiaries, which is inconsistent with or conflicts with the provisions of this Agreement.

Section 5.2                      Affiliate Transactions.

(a)           For so long as the Oaktree Shareholders are entitled to nominate at least one Director, all transactions involving the Oaktree Shareholders or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for (i) pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held, (ii) arms-length ordinary course business transactions of not more than $5 million in the aggregate per year with portfolio companies of the Oaktree Shareholders or investment funds or accounts affiliated with the Oaktree Shareholders or (iii) the transactions expressly required or expressly permitted under (A) the Registration Rights Agreement, of even date herewith, among the Company and the shareholders of the Company party thereto, (B) Sections 2.7 or 4.1(b)(i) of this Agreement or (C) Section 8.3 of the Merger Agreement.

(b)           The Company waives (on behalf of itself and its Subsidiaries) the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its Subsidiaries, to the Oaktree Designees, to any of the Oaktree Shareholders or to any of the respective Affiliates of the Oaktree Designees or any of the Oaktree Shareholders.  None of the Oaktree Designees, any Oaktree Shareholder or any of their respective Affiliates shall have any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its Subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its Subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its Subsidiaries or (iii) doing business with any client or customer of the Company or any of its Subsidiaries (each of the activities referred to in clauses (i), (ii) and (iii), a "Specified Activity").  The Company (on behalf of itself and its Subsidiaries) renounces any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Oaktree Shareholder or any of its Affiliates.  Notwithstanding the foregoing, if and to the extent that from time to time after the date hereof Mr. Petros Pappas may be considered an Affiliate of any Oaktree Shareholder, the provisions of this Section 5.2(b) shall not apply to Mr. Petros Pappas, and any provisions governing corporate opportunities set forth in that certain Shareholders Agreement, dated as of the date hereof, by and among the Company and the Pappas Investors party thereto (the "Pappas Shareholders Agreement") with respect to

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Mr. Petros Pappas and/or any employment or services agreement between the Company and Mr. Petros Pappas shall control.

Section 5.3                      Subsequent Acquisitions.  Each of the Oaktree Shareholders agrees that any other Equity Securities of the Company which it or any of its Affiliates hereafter acquires by means of a share split, share dividend, distribution, conversion, exercise of options or warrants, or otherwise shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

Section 5.4                      No Aggregation with Pappas Investors.  The Company acknowledges that (a) the Oaktree Shareholders may from time to time make investments or enter into business arrangements with Mr. Petros Pappas, his immediate family, the members of Millennia immediately prior to the Millennia Merger or their respective Affiliates (collectively, the "Pappas Investors"), and may from time to time enter into discussions with the Pappas Investors regarding the Company and have entered into certain agreements with respect to the Equity Securities of the Company as set forth on Schedule IV hereof and (b) as a condition to the issuance of Equity Securities of the Company to certain Pappas Investors as of the date hereof, such Pappas Investors have entered into a separate agreement with the Company regarding certain agreements with respect to the Company and its Equity Securities.  Notwithstanding anything to the contrary in this Agreement, for the purposes of this Agreement, the Company acknowledges and agrees that the agreements and relationships described on Schedule IV hereof between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, shall not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a Group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of this Agreement.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1                      Termination.  This Agreement shall terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) such time as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding Voting Securities of the Company.  Except as expressly provided herein, any Oaktree Shareholder shall cease to be a party hereto and this Agreement shall terminate with respect to such party at the time such party no longer beneficially owns any Equity Securities of the Company.  No termination of this Agreement (or any provision hereof) shall (a) relieve any party of any obligation or liability for damages resulting from such party's breach of this Agreement (or any provision hereof) prior to its termination or the termination of this Agreement with respect to such party or (b) terminate any provision hereof that, by its terms, survives such termination.

Section 6.2                      [INTENTIONALLY DELETED]

Section 6.3                      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered

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personally, sent via facsimile or email (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
Attention: Georgia Mastagaki
Facsimile: +30 (210) 617-8378
Email: gmastagaki@starbulk.com

with a copy (which shall not constitute notice hereunder) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention:   Derick Betts
                     Robert Lustrin
Facsimile:    (212) 480-8421
Email:           betts@sewkis.com
     lustrin@sewkis.com

If to an Oaktree Shareholder, to the address set forth opposite such Shareholder's name on Schedule I or Schedule II hereto,

with a copy (which shall not constitute notice hereunder) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:   Kenneth M. Schneider
                     Neil Goldman
Facsimile:  (212) 757-3900
Email:         kschneider@paulweiss.com
                   ngoldman@paulweiss.com

Section 6.4                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals.

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Section 6.5                      Entire Agreement.  This Agreement (including the exhibits and schedules hereto) contains all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements (including that certain Purchase Agreement, dated as of May 1, 2013, by and between the Company and the Persons set forth on Schedule I thereto), negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 6.6                      Binding Effect; No Third-Party Beneficiary.  This Agreement shall inure to the benefit of and be binding upon each of the parties hereto.  Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any Person other than the parties hereto any remedy or claim under or by reason of this Agreement or any terms or conditions hereof, and all of the terms, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto.

Section 6.7                      Governing Law.  This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York, except to the extent that the Laws of the Marshall Islands are mandatorily applicable to the provisions set forth herein relating to the governance of the Company, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 6.8                      Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Except with respect to transfers by Oaktree Shareholders to Affiliates in accordance with Section 4.5, neither the Company, on the one hand, nor the Oaktree Shareholders, on the other hand may, directly or indirectly, assign any of their rights or delegate any of their obligations under this Agreement without the prior written consent of the other party.  Any purported direct or indirect assignment in violation of this Section 6.8 shall be void and of no force or effect.

Section 6.9                      Submission to Jurisdiction; Service.  Each party (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in such courts, (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.3 or in such

19

other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 6.10                      Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 6.11                      Waiver and Amendment.  No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed (a) in the case of an amendment, by the Company and the Oaktree Shareholders; and (b) in the case of waiver, by the party against whom the waiver is to operate.  No failure on the part of a party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 6.12                      Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each party to this Agreement certifies and acknowledges that (a) no other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered and understands the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.12.

Section 6.13                      Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal courts of the United States of America located in the City and County of New York or the courts of the State of New York located in the City and County of New York, this being in addition to any other remedy at Law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law.

Section 6.14                      Other Matters.  Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no recovery pursuant to this Agreement by any party for any punitive, exemplary, consequential, incidental, treble, special, or other similar damages (other than those actually paid in connection with a third party claim) in any claim or proceeding by one party against another arising out of or relating to a breach or alleged breach of any representation, warranty, covenant, or agreement under this Agreement by the other party.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

THE COMPANY:

STAR BULK CARRIERS CORP

By:	/s/ Simos Spyrou
Name: Simos Spyrou
Title: Chief Financial Officer

EXISTING OAKTREE SHAREHOLDERS:

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By: Oaktree Value Opportunities Fund GP, L.P.
Its: General Partner

By: Oaktree Value Opportunities Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Managing Director

By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Authorized Signatory

By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By: Oaktree Opportunities Fund IX GP, L.P.
Its: General Partner

By: Oaktree Opportunities Fund IX GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Managing Director

By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Senior Vice President

NEW OAKTREE SHAREHOLDERS:

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Authorized Signatory

By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Authorized Signatory

EXHIBIT A

FORM OF JOINDER TO SHAREHOLDERS AGREEMENT

THIS JOINDER (this "Joinder") to the Shareholders Agreement, dated as of July 11, 2014 (as amended or restated from time to time, the "Agreement"), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), and the Oaktree Shareholders (as defined therein), is made and entered into as of                       by and between the Company and                               ("Joining Shareholder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Joining Shareholder has [acquired / been issued] _________ [Common / Preferred] Shares [from             ] and the Company requires Joining Shareholder, as an Affiliate of an Oaktree Shareholder and a holder of such shares, to become a party to the Agreement, and Joining Shareholder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1.           Agreement to be Bound.  Joining Shareholder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, an "Oaktree Shareholder" for all purposes thereof and entitled to all the rights incidental thereto.

2.           Notice.  For purposes of providing notice pursuant to the Agreement, the address of Joining Shareholder is as follows:

[Name]
[Address]
[Facsimile Number]

3.           Governing Law.  This Agreement and the rights of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

4.           Counterparts.  This Joinder may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same Joinder and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party or parties.  For purposes of this Joinder, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of __________.

STAR BULK CARRIERS CORP.

By:
Name:
Title:

[HOLDER]

By:
Name:
Title:

Exhibit 99.5

EXECUTION VERSION

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

STAR BULK CARRIERS CORP.

AND

THE OTHER PARTIES LISTED

ON SCHEDULE I HERETO

Dated as of July 11, 2014

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (the "Agreement"), is made, entered into and effective July 11, 2014 by and among Star Bulk Carriers Corp., a Marshall Islands corporation (including any of its successors by merger, acquisition, reorganization, conversion or otherwise, the "Company"), and the Persons set forth on Schedule I hereto.  Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.01.

WITNESSETH:

WHEREAS, the Company has entered into a registration rights agreement dated May 1, 2013, by and between the Company and the other parties named therein (the "Initial Registration Rights Agreement") in connection with a backstopped equity rights offering;

WHEREAS, the Company has proposed to conduct a transaction in which Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (the "Oaktree Holdco") will be merged with and into one of Star Synergy LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of the Company (the "Oaktree Holdco Merger Sub") and Millennia Limited Liability Company, a Marshall Islands limited liability company (the "Pappas Holdco" and, together with the Oaktree Holdco, the "Oceanbulk Holdcos") will be merged with and into Star Omas LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of the Company (the "Pappas Holdco Merger Sub" and, together with the Oaktree Holdco Merger Sub, the "Merger Subs"), with the Merger Subs continuing as the surviving companies and wholly owned subsidiaries of the Company (the "Merger");

WHEREAS, in order to facilitate, and as partial consideration for, the Merger, (a) the Company, the Merger Subs, the Oceanbulk Holdcos and certain other Persons have entered into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, pursuant to which, subject to satisfaction or waiver of the conditions set forth therein, the Company has agreed to issue to certain of the Oaktree Holders (as defined below) and certain of the Pappas Holders (as defined below) shares of its common stock, par value $0.01 per share (the "Common Stock"), upon the terms and subject to the conditions set forth in the Merger Agreement, (b) the Company, Mirabel Shipholding & Invest Limited, Mirach Shipping Company Limited and Bluesea Invest and Holding Limited entered into that certain Share Purchase Agreement, dated as of the date hereof, pursuant to which the Company has agreed to, subject to the satisfaction or waiver of the conditions set forth therein, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company, (c) the Company and Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the "Oaktree Seller") and certain investment funds affiliated with the Oaktree Seller that currently own shares of Common Stock have entered into that certain shareholders agreement dated as of the date hereof governing the rights and obligations of the parties thereto as shareholders of the Company and the Company itself and (d) the Company and Millennia Holdings LLC, a Marshall Islands limited liability company, and certain of its related parties that currently own shares of Common Stock have entered into that certain shareholders agreement dated as of the date hereof governing the rights and obligations of the parties thereto as shareholders of the Company and the Company itself;

WHEREAS, the Company has committed to prepare and file a Shelf Registration Statement (as defined below), registering offers and sales of the Company Shares (as defined below) owned by the Investors, including those acquired pursuant to the Merger Agreement, pursuant to Rule 415 under the Securities Act;

WHEREAS, in connection with the Merger, the Company has agreed, among other things, and in addition to the preparation and filing of the Shelf Registration Statement pursuant to the first sentence of Section 2.01(a), to provide registration rights to the Investors with respect to all Company Shares owned or hereafter acquired by the Investors and their respective Affiliates; and

WHEREAS, the Company desires to amend and restate in its entirety the Initial Registration Rights Agreement to reflect the foregoing.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.          Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

"Adverse Disclosure" means public disclosure of material non-public information that, in the Board of Directors' good faith judgment, after consultation with independent outside counsel to the Company, would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement would not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and would not be required to be made at such time but for the filing of such Registration Statement, but which information the Company has a bona fide business purpose for not disclosing publicly.

"Affiliate" has the meaning specified in Rule 12b-2 under the Exchange Act; provided that no Holder shall be deemed an Affiliate of the Company or its Subsidiaries for purposes of this Agreement; provided further that neither portfolio companies (as such term is commonly used in the private equity industry) of an Investor nor limited partners, non-managing members or other similar direct or indirect investors in an Investor shall be deemed to be Affiliates of such Investor.  The term "Affiliated" has a correlative meaning.

"Agreement" has the meaning set forth in the preamble.

"Authorized Agent" has the meaning set forth in Section 3.10.

"Automatic Shelf Registration Statement" mean an "automatic shelf registration statement" as defined in Rule 405 promulgated under the Securities Act.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law or executive order to be closed.

"Closing Date" has the meaning set forth in the Merger Agreement.

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" has the meaning set forth in the recitals.

"Company" has the meaning set forth in the preamble.

"Company Public Sale" has the meaning set forth in Section 2.02(a).

"Company Share Equivalents" means securities exercisable, exchangeable or convertible into Company Shares and any options, warrants or other rights to acquire Company Shares.

"Company Shares" means shares of Common Stock, any securities into which such shares of Common Stock shall have been changed, or any securities resulting from any reclassification, recapitalization or similar transactions with respect to such shares of Common Stock.

"Determination Date" has the meaning set forth in Section 2.01(f).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

"Filing Date" means, with respect to the Shelf Registration Statement required pursuant to the first sentence of Section 2.01(a), the 30th day following the Closing Date; provided, that if the Filing Date falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Date shall be extended to the next Business Day on which the Commission is open for business.

"FINRA" means the Financial Industry Regulatory Authority, Inc.

"Foreign Private Issuer" means a "foreign private issuer," as defined in Rule 405 under the Securities Act.

"Form F-1" means a registration statement on Form F-1 under the Securities Act.

"Form F-3" means a registration statement on Form F-3 under the Securities Act.

"Form F-4" means a registration statement on Form F-4 under the Securities Act.

"Form S-8" means a registration statement on Form S-8 under the Securities Act.

"Governmental Authority" means any United States federal, state, local (including county or municipal) or foreign governmental, regulatory or administrative authority, agency, division, instrumentality, commission, court, judicial or arbitral body or any securities exchange or similar self-regulatory organization.

"Hedging Counterparty" means a broker-dealer registered under Section 15(b) of the Exchange Act or an Affiliate thereof.

"Hedging Transaction" means any transaction involving a security linked to the Registrable Securities or any security that would be deemed to be a "derivative security" (as defined in Rule 16a-1(c) promulgated under the Exchange Act) with respect to the Registrable Securities or transaction (even if not a security) which would (were it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of the Registrable Securities, including, without limitation, any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of exchangeable security or similar transaction. For the avoidance of doubt, the following transactions shall be deemed to be Hedging Transactions:
(a) transactions by a Holder in which a Hedging Counterparty engages in short sales of Registrable Securities pursuant to a Prospectus and may use Registrable Securities to close out its short position;

(b) transactions pursuant to which a Holder sells short Registrable Securities pursuant to a Prospectus and delivers Registrable Securities to close out its short position;

(c) transactions by a Holder in which the Holder delivers, in a transaction exempt from registration under the Securities Act, Registrable Securities to the Hedging Counterparty who will then publicly resell or otherwise transfer such Registrable Securities pursuant to a Prospectus or an exemption from Registration under the Securities Act; and

(d) a loan or pledge of Registrable Securities to a Hedging Counterparty who may then become a selling stockholder and sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities, in each case, in a public transaction pursuant to a Prospectus.

"Holder" means any holder of Registrable Securities that is a party hereto or that succeeds to rights hereunder pursuant to Section 3.06.

"Initiating Shelf Take-Down Holder" has the meaning set forth in Section 2.01(e)(i).

"Investor" means each of the Monarch Holders, each of the Oaktree Holders and the Pappas Holder.

"Issuer Free Writing Prospectus" means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

"Loss" or "Losses" has the meaning set forth in Section 2.08(a).

"Marketed Underwritten Shelf Take-Down" has the meaning set forth in Section 2.01(e)(iii).

"Marketed Underwritten Shelf Take-Down Notice" has the meaning set forth in Section 2.01(e)(iii).

"Maximum Offering Size" means, with respect to any offering that is underwritten, the number of securities that, in the good-faith opinion of the managing underwriter or underwriters in such offering (as evidenced by a written notice to the relevant Holders and the Company), can be sold in such offering without being likely to have a significant adverse effect on the price, timing or the distribution of the securities offered or the market for the securities offered.

"Merger" has the meaning set forth in the recitals.

"Merger Agreement" has the meaning set forth in the recitals.

"Merger Sub" has the meaning set forth in the recitals.

"Monarch" means Monarch Alternative Solutions Master Fund Ltd., Monarch Capital Master Partners II A LP, Monarch Capital Master Partners II LP, Monarch Debt Recovery Master Fund Ltd., Monarch Opportunities Master Fund Ltd., and P Monarch Recovery Ltd.

"Monarch Holders" means Monarch and any successor funds thereto, and their respective Affiliates that are direct or indirect equity investors in the Company.

                       "Monarch Holders Majority" means, as of any date, Monarch Holders holding a majority of the Registrable Securities then held by all Monarch Holders.

"Oaktree Holders" means Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P., Oaktree Dry Bulk Holdings LLC and any successor funds thereto, and their respective Affiliates that are direct or indirect equity investors in the Company.

"Oaktree Holders Majority" means, as of any date, Oaktree Holders holding a majority of the Registrable Securities then held by all Oaktree Holders.

"Pappas Holder" means Millennia Holdings LLC and Mirabel Shipholding & Invest Limited, their respective successors, and their Affiliates that are direct or indirect equity investors in the Company.

"Participating Holder" means, with respect to any Registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

"Participating Investor" means, with respect to any Registration, any Investor that is a Holder of Registrable Securities covered by the applicable Registration Statement.

"Permitted Assignee" has the meaning set forth in Section 3.06.

"Person" means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a Governmental Authority or political subdivision thereof or any other entity.

"Piggyback Registration" has the meaning set forth in Section 2.02(a).

"Prospectus" means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

"Registrable Securities" means any Company Shares or any other securities that may be issued or distributed or be issuable or distributable in respect of, or in substitution for, any Company Shares by way of conversion, exercise, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case whether now owned or hereafter acquired by an Investor; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (i) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) such Registrable Securities have been distributed pursuant to Rule 144 or Rule 145 of the Securities Act (or any successor rule), (iii) a Registration Statement on Form S-8 covering such Registrable Securities is effective or (iv) such Registrable Securities are otherwise transferred, assigned, sold, conveyed or otherwise disposed of and thereafter such securities may be resold without subsequent Registration under the Securities Act.

"Registration" means a registration with the Commission of the offer and sale of the Company's securities to the public under a Registration Statement.  The term "Register" shall have a correlative meaning.

"Registration Expenses" has the meaning set forth in Section 2.07.

"Registration Statement" means any registration statement of the Company that covers the offer and sale of Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

"Representatives" means, with respect to any Person, any of such Person's officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

"Requesting Investor" means, with respect to a Shelf Registration, any Investor holding at least 10% of the then-outstanding Company Shares.

"Rule 144" means Rule 144 (or any successor provisions) under the Securities Act.

"Rule 415 Limitation" has the meaning set forth in Section 2.01(a).

"SEC Guidance"  means (i) any publicly available written or oral questions and answers, guidance, forms, comments, requirements or requests of the Commission or its staff, (ii) the Securities Act and (iii) any other rules and regulations of the Commission.

"Securities Act" means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

"Shelf Period" has the meaning set forth in Section 2.01(b).

"Shelf Registration" has the meaning set forth in Section 2.01(a).

"Shelf Registration Statement" means a Registration Statement filed with the Commission on either (i) Form F-3 or (ii) solely if the Company is not permitted to file a Registration Statement on Form F-3 or register all Registrable Securities on such form, an evergreen Registration Statement on Form F-1 (which, in the case the Company is not permitted to register all Registrable Securities on Form F-3, shall register any such shares not registered on Form F-3), in each case for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any successor provision) covering the offer and sale of all or any portion of the Registrable Securities, as applicable.

"Shelf Suspension" has the meaning set forth in Section 2.01(d).

"Shelf Take-Down" has the meaning set forth in Section 2.01(e)(i).

"Special Registration" has the meaning set forth in Section 2.11.

"Specified Courts" has the meaning set forth in Section 3.10.

"Stockholder Party" has the meaning set forth in Section 2.08(a).

"Subsidiary" means, with respect to any Person, any entity of which (i) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

"Underwritten Offering" means a Registration in which securities of the Company are sold to an underwriter or underwriters (or other counterparty) for reoffering to the public.

"Underwritten Shelf Take-Down Notice" has the meaning set forth in Section 2.01(e)(ii).

"Well-Known Seasoned Issuer" means a "well-known seasoned issuer" as defined in Rule 405 promulgated under the Securities Act and which (a) (i) is a "well-known seasoned issuer" under paragraph (1)(i)(A) of such definition or (ii) is a "well-known seasoned issuer" under paragraph (1)(i)(B) of such definition and is also eligible to Register a primary offering of its securities relying on General Instruction I.B.1 of Form S-3 or Form F-3 under the Securities Act and (b) is not an "ineligible issuer" as defined in Rule 405 promulgated under the Securities Act.

SECTION 1.02.         Other Interpretive Provisions.  (a)  In this Agreement, except as otherwise provided:

(i)           A reference to an Article, Section, Schedule or Exhibit is a reference to an Article or Section of, or Schedule or Exhibit to, this Agreement, and references to this Agreement include any recital in or Schedule or Exhibit to this Agreement.

(ii)           The Schedules and Exhibits form an integral part of and are hereby incorporated by reference into this Agreement.

(iii)          Headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

(iv)          Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa.

(v)           Unless the context otherwise requires, the words "hereof" and "herein," and words of similar meaning refer to this Agreement as a whole and not to any particular Article, Section or clause.  The words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation."

(vi)          A reference to any legislation or to any provision of or form or rule promulgated under any legislation shall include any amendment, modification, substitution or re-enactment thereof.

(vii)        All determinations to be made by the Monarch Holders hereunder may be made by Monarch in its sole discretion, and Monarch may determine, in its sole discretion, whether or not to take actions that are permitted, but not required, by this Agreement to be taken by Monarch, including the giving of consents required hereunder.

(viii)       All determinations to be made by the Oaktree Holders hereunder may be made by the Oaktree Holders in their sole discretion, and the Oaktree Holders may determine, in their sole discretion, whether or not to take actions that are permitted, but not required, by this Agreement to be taken by the Oaktree Holders, including the giving of consents required hereunder.

(ix)       At any time the Company is not a Foreign Private Issuer, any references in this Agreement to a form or filing that may be made by a Foreign Private Issuer shall be deemed to be references to the corresponding form or filing that may be made by an entity that is not a Foreign Private Issuer.

(b)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

REGISTRATION RIGHTS

SECTION 2.01.         Shelf Registration.

(a)           Filing.  On or prior to the Filing Date, the Company shall use its reasonable best efforts to prepare and file with the Commission a Shelf Registration Statement covering the resale of all Registrable Securities owned by the Investors.  In addition, upon the written request of a Requesting Investor, the Company shall use its reasonable best efforts to prepare and file with the Commission a Shelf Registration Statement covering the resale of all other Registrable Securities beneficially owned by such Requesting Investor; provided, that, notwithstanding anything in this Agreement to the contrary, the Company shall not be obligated to effect a Shelf Registration covering the offer and sale of such Registrable Securities (x) more than three times per calendar year (each of which shall occur in different calendar quarters, as applicable) or (y) if the Registrable Securities to be covered by such Shelf Registration Statement represent less than one percent (1%) of the then-outstanding Company Shares; provided, however, that such Shelf Registration shall not be considered a Shelf Registration for the purposes of subclause (x) if, after a Shelf Registration Statement becomes effective, (1) such Shelf Registration is interfered with by any stop order or other order of the Commission or other Governmental Authority, or (2) if the Maximum Offering Size is reduced in accordance with Section 2.01(e)(iii) such that less than 662/3% of the Registrable Securities of the Requesting Investor sought to be included in such Shelf Registration Statement are included.  At any time the Company is (i) eligible for use of an Automatic Shelf Registration Statement, such Registration shall occur on such form and/or (ii) is eligible for use of Form F-3, such Registration shall be made on such form.  The Shelf Registration Statements described in this Section 2.01(a) shall relate to the offer and sale of the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration Statement (including any plan of distribution that the Requesting Investors may request from time to time, which shall permit all lawful means of disposition of Registrable Securities, including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers and sales not involving a public offering) and Rule 415 under the Securities Act, together with any Registration Statement to replace such Registration Statement upon expiration thereof, if any (hereinafter the "Shelf Registration").  Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to cause each such Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof.  The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with SEC Guidance. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on any Shelf Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the Holders (a "Rule 415 Limitation") or otherwise, such Shelf Registration Statement shall Register the resale of a number of Company Shares which is equal to the maximum number of shares as is permitted by the Commission, and, subject to the provisions of this Section 2.01, the Company shall continue to use its reasonable best efforts to Register all remaining Registrable Securities as set forth in this Article II.  In such event, the number of Company Shares to be Registered for each Holder in the applicable Shelf Registration Statement shall be reduced pro rata among all Holders.

(b)           Continued Effectiveness.  Except as provided herein, the Company shall use its reasonable best efforts to keep any Shelf Registration Statement filed pursuant to Section 2.01(a) continuously effective under the Securities Act until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to such Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder), (ii) the date on which this Agreement terminates under Section 3.01(ii) with respect to all Investors and (iii) such shorter period as all of the Investors with respect to such Shelf Registration shall agree in writing (such period of effectiveness, the "Shelf Period").  Subject to Section 2.01(d), the Company shall not be deemed to have used its reasonable best efforts to keep any Shelf Registration Statement effective during the Shelf Period if the Company voluntarily takes any action or omits to take any action that would result in Holders not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement during the Shelf Period, unless such action or omission is (x) a Shelf Suspension permitted pursuant to Section 2.01(d) or (y) required by applicable law, rule or regulation.

(c)           Certain Undertakings.  Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) each Shelf Registration Statement (as of the effective date of such Shelf Registration Statement), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, not misleading; provided, however, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder and furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein.

(d)           Suspension of Registration.  If the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or equivalent senior executive officer of the Company stating that the continued use of a Shelf Registration Statement filed pursuant to Section 2.01(a) would require the Company to make an Adverse Disclosure, then the Company may suspend use of such Shelf Registration Statement (a "Shelf Suspension"); provided, however, that the Company, unless otherwise approved in writing by each of (i) the Monarch Holders Majority and (ii) the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively), shall not be permitted to exercise a Shelf Suspension more than twice, or for more than an aggregate of 60 days, in each case, during any 12-month period; provided, further, that in the event of a Shelf Suspension, such Shelf Suspension shall terminate at such earlier time as the Company would no longer be required to make any Adverse Disclosure.  Each Holder agrees that, upon delivery of any certificate by the Company set forth in the first sentence of this Section, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the applicable Shelf Registration Statement until the Company informs such Holder in accordance with this Section 2.01(d) that the Shelf Suspension has been terminated.  Each

Holder shall keep confidential the fact that a Shelf Suspension is in effect, the certificate referred to above and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder's employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation and (E) for disclosure to any other Holder.  In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the notice referred to above.  The Company shall immediately notify the Holders upon the termination of any Shelf Suspension, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to the Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as the Holders may reasonably request.  The Company agrees, if necessary, to supplement or make amendments to each Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by SEC Guidance, or as may reasonably be requested by any Holder.  If the filing of any Registration Statement is suspended pursuant to this Section 2.01(d), upon the termination of the Shelf Suspension, the Requesting Investor may request a new Shelf Registration under Section 2.01(a) (which shall not be counted as an additional Shelf Registration for purposes of subclause (x) in Section 2.01(a)).

(e)           Shelf Take-Downs.

(i)            An offering or sale of Registrable Securities pursuant to a Shelf Registration Statement (each, a "Shelf Take-Down") may be initiated only by an Investor (an "Initiating Shelf Take-Down Holder").  Except as set forth in Section 2.01(e)(iii) with respect to Marketed Underwritten Shelf Take-Downs, each such Initiating Shelf Take-Down Holder shall not be required to permit the offer and sale of Registrable Securities by other Holders in connection with any such Shelf Take-Down initiated by such Initiating Shelf Take-Down Holder.

(ii)           Subject to Section 2.10, if the Initiating Shelf Take-Down Holder elects by written request to the Company, a Shelf Take-Down shall be in the form of an Underwritten Offering (an "Underwritten Shelf Take-Down Notice") and the Company shall amend or supplement the applicable Shelf Registration Statement for such purpose as soon as practicable.  Subject to clause (iii) below, such Initiating Shelf Take-Down Holder shall have the right to select the managing underwriter or underwriters to administer such offering.

(iii)          If the plan of distribution set forth in any Underwritten Shelf Take-Down Notice includes a customary "road show" (including an "electronic road show") or other substantial marketing effort by the Company and the underwriters over a period expected to exceed 48 hours (a "Marketed Underwritten Shelf Take-Down"), promptly upon delivery of such Underwritten Shelf Take-Down Notice (but in no event more than three (3) Business Days thereafter), the Company shall promptly deliver a written notice (a "Marketed Underwritten Shelf Take-Down Notice") of such Marketed Underwritten Shelf Take-Down to all Holders (other than the Initiating Shelf Take-Down Holder), and the Company shall include in such Marketed Underwritten Shelf Take-Down all such Registrable Securities of such Holders that are Registered on such Shelf Registration Statement for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be offered and sold pursuant to such Marketed Underwritten Shelf Take-Down, for inclusion therein within one (1) Business Day after the date that such Marketed Underwritten Shelf Take-Down Notice has been delivered; provided, that if the managing underwriter or underwriters of any proposed Marketed Underwritten Shelf Take-Down informs the Holders that have requested to participate in such Marketed Underwritten Shelf Take-Down in writing that, in its or their good-faith opinion, the number of securities which such Holders intend to include in such offering exceeds the Maximum Offering Size, then the securities to be included in such Marketed Underwritten Shelf Take-Down shall be (i) first, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Marketed Underwritten Shelf Take-Down, which number shall be allocated (1) first to the Registrable Securities requested to be included in such Marketed Underwritten Shelf Take-Down by the Initiating Shelf Take-Down Holder, and (2) second to the

Registrable Securities requested to be included in such Marketed Underwritten Shelf Take-Down by any Requesting Investor who is not the Initiating Shelf Take-Down Holder on a pro rata basis and (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Marketed Underwritten Shelf Take-Down, which such number shall be allocated pro rata among the Holders (excluding the Requesting Investors) that have requested to participate in such Marketed Underwritten Shelf Take-Down based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner).  The Holders of a majority of the Registrable Securities to be included in any Marketed Underwritten Shelf Take-Down shall have the right to select the managing underwriter or underwriters to administer such offering.  No holder of securities of the Company shall be permitted to include such holder's securities in any Marketed Underwritten Offering except for Holders who wish to include Registrable Securities pursuant to this clause (iii).

(iv)           The Company shall use its reasonable best efforts to cooperate in a timely manner with any request of the Requesting Investors in respect of any block trade, Hedging Transaction or other transaction that is Registered pursuant to a Shelf Registration that is not a firm commitment underwritten offering (each, an "Alternative Transaction"), including entering into customary agreements with respect to such Alternative Transactions (and providing customary representations, warranties, covenants and indemnities in such agreements as may be reasonably requested by the Requesting Investors) as well as providing other reasonable assistance in respect of such Alternative Transactions of the type applicable to a Registration subject to Section 2.04, to the extent customary for such transactions. The Company shall bear all Registration Expenses in connection with any Shelf Registration, any Shelf Take-Down or any other transaction (including any Alternative Transaction) Registered under a Shelf Registration pursuant to this Section 2.01, whether or not such Shelf Registration becomes effective or such Shelf Take-Down or other transaction is completed.  For the avoidance of doubt, the filing of a Registration Statement with respect to a Hedging Transaction or Alternative Transaction shall be counted as a Shelf Registration for purposes of subclause (x) in Section 2.01(a), and any single Registration Statement with respect to more than one transaction shall be deemed to be a single Shelf Registration.

(f)           Automatic Shelf Registration Statements.  Upon the Company becoming aware that it has become a Well-Known Seasoned Issuer (it being understood that the Company shall independently verify whether it has become a Well-Known Seasoned Issuer at the end of each calendar month), (i) the Company shall give written notice to all of the Holders as promptly as practicable but in no event later than ten (10) Business Days thereafter, and such notice shall describe, in reasonable detail, the basis on which the Company has become a Well-Known Seasoned Issuer, and (ii) the Company shall, as promptly as practicable and subject to any Shelf Suspension, Register, under an Automatic Shelf Registration Statement, the sale of all of the Registrable Securities in accordance with the terms of this Agreement.  The Company shall use its reasonable best efforts to file such Automatic Shelf Registration Statement as promptly as practicable but in no event later than twenty (20) Business Days after it becomes a Well-Known Seasoned Issuer, and to cause such Automatic Shelf Registration Statement to remain effective thereafter until the earlier of the date (x) on which all of the securities covered by such Shelf Registration Statement are no longer Registrable Securities and (y) on which the Company cannot extend the effectiveness of such Shelf Registration Statement because it is no longer eligible for use of Form F-3.  The Company shall give written notice of filing such Registration Statement to all of the Holders as promptly as practicable thereafter.  At any time after the filing of an Automatic Shelf Registration Statement by the Company, if it is reasonably likely that it will no longer be a Well-Known Seasoned Issuer as of a future determination date (the "Determination Date"), as promptly as practicable and at least thirty (30) days prior to such Determination Date, the Company shall (A) give written notice thereof to all of the Holders and (B) use its reasonable best efforts to file a Registration Statement with respect to a Shelf Registration in accordance with this Section 2.01, treating all selling stockholders identified as such in the Automatic Shelf Registration Statement (and amendments or supplements thereto) as Requesting Investors and use all reasonable best efforts to have such Registration Statement declared effective.  Any Registration pursuant to this Section 2.01(f) shall be deemed a Shelf Registration for purposes of this Agreement; provided, however that any Registration pursuant to this Section 2.01(f) shall not be counted as an additional Shelf Registration for purposes of subclause (x) in Section 2.01(a).

SECTION 2.02.         Piggyback Registration.

(a)           Participation.  If the Company at any time proposes to file a Registration Statement with respect to any offering of its equity securities for its own account or for the account of any other Persons (other than (i) a Registration under Section 2.01, it being understood that this clause (i) does not limit the rights of Holders to make written requests pursuant to Section 2.01 or otherwise limit the applicability thereof, (ii) a Registration Statement on Form F-4 or Form S-8, (iii) a Registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (iv) a Registration not otherwise covered by clause (ii) above pursuant to which the Company is offering to exchange its own securities for other securities, (v) a Registration Statement relating solely to dividend reinvestment or similar plans or (vi) a Shelf Registration Statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its Subsidiaries that are convertible or exchangeable for Company Shares and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such debt securities and sell the Company Shares into which such debt securities may be converted or exchanged (each of clauses (i)-(vi), a "Company Public Sale")), then, (A) as soon as practicable (but in no event less than 30 days prior to the proposed date of filing of such Registration Statement, unless such Investor has a representative on the board of the directors of the Company and such representative has actual knowledge of the proposed Registration, then in no event less than 15 days prior to the date of filing of such Registration Statement), the Company shall give written notice of such proposed filing to the Investors, and such notice shall offer each Investor the opportunity to Register under such Registration Statement such number of Registrable Securities as such Investor may request in writing delivered to the Company within ten (10) days of delivery of such written notice by the Company, and (B) subject to Section 2.02(c), as soon as practicable after the expiration of such 10-day period, the Company shall give written notice of such proposed filing to the Holders (other than the Investors), and such notice shall offer each such Holder the opportunity to Register under such Registration Statement such number of Registrable Securities as such Holder may request in writing within ten (10) days of delivery of such written notice by the Company.  Subject to Sections 2.02(b) and (c), the Company shall include in such Registration Statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a "Piggyback Registration"); provided, that if at any time after giving written notice of its intention to Register any equity securities and prior to the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to Register or to delay Registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to Register its, his or her Registrable Securities in such Registration Statement and, thereupon, (1) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay Registering, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering the other equity securities covered by such Piggyback Registration.  If the offering pursuant to such Registration Statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2.02(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.02(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Section 2.02(b) and (c).  If the offering pursuant to such Registration Statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2.02(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.02(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Section 2.02(b) and (c).  Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such Registration Statement.

(b)           Priority of Piggyback Registration.  If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their good-faith opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the Maximum Offering Size, then the securities to be included in such Registration shall be (i) first, 100% of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which number shall be allocated pro rata among the Requesting Investors that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Requesting Investor (provided that any securities thereby allocated to a Requesting Investor that exceed such Requesting Investor's request shall be reallocated among the remaining Requesting Investors in like manner), (iii) third, and only if all the securities referred to in clause (ii) have been included, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which such number shall be allocated pro rata among the Investors (excluding the Requesting Investors) that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Investor (provided that any securities thereby allocated to an Investor that exceed such Investor's request shall be reallocated among the remaining requesting Investors in like manner), (iv) fourth, and only if all the securities referred to in clause (iii) have been included, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which such number shall be allocated pro rata among the Holders (excluding the Investors) that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner) and (v) fifth, and only if all of the Registrable Securities referred to in clause (iv) have been included in such Registration, any other securities eligible for inclusion in such Registration that, in the good-faith opinion of the managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size.

(c)           Restrictions on Non-Investor Holders.  Notwithstanding any provisions contained herein, Holders other than any Investor shall not be able to exercise the right to a Piggyback Registration unless at least one Investor exercises its rights with respect to such Piggyback Registration.

(d)           No Effect on Shelf Registrations.  No Registration of Registrable Securities effected pursuant to a request under this Section 2.02 shall be deemed to have been effected pursuant to Section 2.01 or shall relieve the Company of its obligations under Section 2.01.

SECTION 2.03.         Black-out Periods.

(a)           Black-out Periods for Holders.  In the event of a Registration of the Company's equity securities in an Underwritten Offering, each of the Holders agrees with the Company, if requested by the managing underwriter or underwriters in such Underwritten Offering (and, with respect to a Company Public Sale, if and only if each Investor agrees to such request), not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period that is 45 days (or such other period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after the date of the commencement of such Company Public Sale, to the extent timely notified in writing by the Company or the managing underwriter or underwriters (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters); provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Company, (ii) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (iii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Company Public Sale; provided, further, that nothing herein will prevent any Holder that is a partnership, limited liability company, corporation or other entity from making a distribution of Registrable Securities to the partners, members, stockholders or other equityholders thereof or a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the restrictions set forth in this Section 2.03(a), or participating in any merger, acquisition or similar change of control transaction.  If requested by the managing underwriter or underwriters of any such Company Public Sale, the Holders shall execute a separate lock-up agreement to the foregoing effect.  This Section 2.03 shall not prohibit any transaction by any Holder that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time).  The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

(b)           Black-out Period for the Company and Others.  In the case of an offering of Registrable Securities pursuant to Section 2.01 that is an Underwritten Offering, the Company and each of the Holders agree, if requested by a Requesting Investor or the managing underwriter or underwriters with respect to such Underwritten Offering, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period beginning seven (7) days before, and ending 45 days (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters) (or such other period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after, the date of the commencement of such Marketed Underwritten Shelf Take-Down, to the extent timely notified in writing by a Participating Investor or the managing underwriter or underwriters, as the case may be; provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (ii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Company Public Sale; provided, further, that nothing herein will prevent any Holder that is a partnership, limited liability company, corporation or other entity from making a distribution of Registrable Securities to the partners, members, stockholders or other equityholders thereof or a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the restrictions set forth in this Section 2.03(b), or participating in any merger, acquisition or similar change of control transaction.  If requested by the Participating Investor or the managing underwriter or underwriters of any such Marketed Underwritten Shelf Take-Down, the Company and the Holders shall execute a separate lock-up agreement to the foregoing effect.  This Section 2.03 shall not prohibit any transaction by the Company or any Holder that is permitted by its lock-up agreement or provision entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement or provision is modified or waived by such managing underwriter or underwriters from time to time).  Notwithstanding the foregoing, the Company may effect a public sale or distribution of securities of the type described above and during the periods described above if such sale or distribution is made pursuant to Registrations on Form F-4 or Form S-8 or as part of any Registration of securities for offering and sale to employees, directors or consultants of the Company and its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement.

(c)           Other Shareholders.  The Company agrees to use its reasonable best efforts to obtain from each of its directors, officers and Affiliates, an agreement not to effect any public sale or distribution of such securities during any period referred to in this Section 2.03, except as part of any sales or distributions made pursuant to Registrations permitted under Section 2.03(b).  Without limiting the foregoing (but subject to Section 2.06), if after the date hereof the Company or any of its Subsidiaries grants any Person any rights to demand or participate in a Registration, the Company shall, and shall cause its Subsidiaries to, provide that the agreement with respect thereto shall include such Person's agreement to comply with any black-out period required by this Section 2.03 as if it were a Holder hereunder.  If requested by the Participating Investor or the managing underwriter or underwriters of any such Underwritten Offering, the Company shall use reasonable best efforts to cause such persons referred to in the first sentence of this Section 2.03(c) to execute a separate agreement to the foregoing effect.  This Section 2.03 shall not prohibit any transaction by such person that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time).  The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

SECTION 2.04.         Registration Procedures.

(a)           In connection with the Company's Registration obligations under Sections 2.01 and 2.02 and subject to the applicable terms and conditions set forth therein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the plan of distribution requested by the Participating Investors and set forth in the applicable Registration Statement as expeditiously as reasonably practicable, and in connection therewith the Company shall:

(i)            prepare the required Registration Statement, including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the underwriters, if any, and the Participating Investors, if any, copies of all documents prepared to be filed, and provide such underwriters and the Participating Investors and their respective counsel with a reasonable opportunity to review and comment on such documents prior to their filing and (y) except in the case of a Registration under Section 2.02, not file any Registration Statement or Prospectus or amendments or supplements thereto to which any Participating Investor or the underwriters, if any, shall reasonably object; provided, that, if the Registration is pursuant to a Registration Statement on Form F-3 or any similar short-form Registration Statement, the Company shall include in such Registration Statement such additional information for marketing purposes as any Participating Investor or managing underwriter reasonably requests in writing; provided, that the Company may exclude such additional information from the Registration Statement if in its opinion, in consultation with outside legal counsel, such information contains a material misstatement of fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii)           prepare and file with the Commission such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Issuer Free Writing Prospectus as may be (x) reasonably requested by any Participating Investor, (y) reasonably requested by any other Participating Holder (to the extent such request relates to information relating to such Holder), or (z) necessary to keep such Registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws and SEC Guidance with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement, and prior to the filing of such amendments and supplements, furnish such amendments and supplements to the underwriters, if any, and the Participating Investors, if any, and provide such underwriters and the Participating Investors and their respective counsel with an adequate and appropriate opportunity to review and comment on such amendments and supplements prior to their filing;

(iii)          promptly notify the Participating Holders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the Commission or any request by the Commission or any other Governmental Authority for amendments or supplements to such Registration Statement, Prospectus or Issuer Free Writing Prospectus or for additional information, (C) of the issuance or threatened issuance by the Commission of any stop order suspending or threatening to suspend the effectiveness of such Registration Statement or any order by the Commission or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (F) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(iv)          promptly notify the Participating Holders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the applicable Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the Commission, and furnish without charge to the Participating Holders and the managing underwriter or underwriters, if any, an amendment or supplement to such Registration Statement, Prospectus or Issuer Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(v)           use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;

(vi)          promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the managing underwriter or underwriters and the Participating Investor(s) agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

(vii)         furnish to each Participating Holder and each underwriter, if any, without charge, as many conformed copies as such Holder or underwriter may reasonably request of the applicable Registration Statement and any amendment, post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including any incorporated by reference);

(viii)        deliver to each Participating Holder and each underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Issuer Free Writing Prospectus and any amendment or supplement thereto as such Holder or underwriter may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto by such Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such Holder or underwriter;

(ix)          on or prior to the date on which the applicable Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders, the managing underwriter or underwriters, if any, and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or "Blue Sky" laws of each state and other jurisdiction of the United States as any Participating Holder or managing underwriter or underwriters, if any, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by Section 2.01(b), whichever is applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(x)           cooperate with the Participating Holders and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

(xi)          use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

(xii)         make such representations and warranties to the Participating Holders and the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary underwritten public offerings;

(xiii)        enter into such customary agreements (including underwriting and indemnification agreements) and take all such other actions as any Participating Investor or the managing underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the Registration and disposition of such Registrable Securities;

(xiv)        obtain for delivery to the Participating Holders and to the underwriter or underwriters, if any, an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Holders or underwriters, as the case may be, and their respective counsel;

(xv)         in the case of an Underwritten Offering, obtain for delivery to the Company and the managing underwriter or underwriters, with copies to the Participating Holders, a cold comfort letter from the Company's independent certified public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the managing underwriter or underwriters reasonably request, dated the date of execution of the underwriting agreement and brought down to the date of the closing of the Underwritten Offering, as specified in the underwriting agreement;

(xvi)        cooperate with each Participating Holder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;

(xvii)       use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(xviii)      provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xix)         use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of the Company Shares are then listed or quoted and on each inter-dealer quotation system on which any of the Company Shares are then quoted;

(xx)          in connection with an Underwritten Offering, make available upon reasonable notice at reasonable times and for reasonable periods for inspection by any Participating Investor, by any underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by such Participating Investor(s) or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility; and

(xxi)         in the case of an Underwritten Offering of Registrable Securities in an amount of at least one percent (1%) of the then-outstanding Company Shares, cause the senior executive officers of the Company to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter or underwriters in any such Underwritten Offering no more than once per calendar quarter and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto.

(b)           The Company may require each Participating Holder to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing.  Each Participating Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c)           Each Participating Holder agrees that, upon delivery of any notice by the Company of the happening of any event of the kind described in Section 2.04(a)(iii)(C), (D), or (E) or Section 2.04(a)(iv), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until (i) such Holder's receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.04(a)(iv), (ii) such Holder is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed, (iii) such Holder is advised in writing by the Company of the termination, expiration or cessation of such order or suspension referenced in Section 2.04(a)(iii)(C) or (E) or (iv) such Holder is advised in writing by the Company that the representations and warranties of the Company in such applicable underwriting agreement are true and correct in all material respects.  If so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus or any Issuer Free Writing Prospectus covering the offer and sale of such Registrable Securities current at the time of delivery of such notice.  In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.04(a)(iv) or is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.

SECTION 2.05.         Underwritten Offerings.

(a)           Shelf Registrations.  If requested by the underwriters for any Underwritten Offering requested by any Participating Investor pursuant to a Registration under Section 2.01, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each Participating Investor and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 2.08.  Each Participating Investor shall cooperate reasonably with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof.  The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders.  Any such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters in connection with such underwriting agreement other than representations, warranties or agreements regarding such Participating Holder, such Participating Holder's title to the Registrable Securities, such Participating Holder's authority to sell the Registrable Securities, such Participating Holder's intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder's net proceeds from such Underwritten Offering.

(b)           Piggyback Registrations.  If the Company proposes to Register any of its securities under the Securities Act as contemplated by Section 2.02 and such securities are to be distributed in an Underwritten Offering through one or more underwriters, the Company shall, if requested by any Holder pursuant to Section 2.02 and subject to the provisions of Sections 2.02(b) and (c), use its reasonable best efforts to arrange for such underwriters to include on the same terms and conditions that apply to the other sellers in such Registration all the Registrable Securities to be offered and sold by such Holder among the securities of the Company to be distributed by such underwriters in such Registration.  The Participating Holders shall be parties to the underwriting agreement between the Company and such underwriters, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders.  Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with the Company or the underwriters in connection with such underwriting agreement other than representations, warranties or agreements regarding such Participating Holder, such Participating Holder's title to the Registrable Securities, such Participating Holder's authority to sell the Registrable Securities, such Holder's intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities or any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder's net proceeds from such Underwritten Offering.

(c)           Participation in Underwritten Registrations.  Subject to the provisions of Sections 2.05(a) and (b) above, no Person may participate in any Underwritten Offering hereunder unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

(d)           Price and Underwriting Discounts.  In the case of an Underwritten Offering under Section 2.01, the price, underwriting discount and other financial terms for the Registrable Securities shall be determined by the Investor(s) participating in such Underwritten Offering.

SECTION 2.06.         No Inconsistent Agreements; Additional Rights.  The Company is not currently a party to, and shall not hereafter enter into without the prior written consent of (i) the Monarch Holders Majority and (ii) the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively), any agreement with respect to its securities that is inconsistent with the rights granted to the Holders by this Agreement, including allowing any other holder or prospective holder of any securities of the Company (a) registration rights in the nature or substantially in the nature of those set forth in Section 2.01 or Section 2.02 that would have priority over the Registrable Securities with respect to the inclusion of such securities in any Registration (except to the extent such registration rights are solely related to Registrations of the type contemplated by Section 2.02(a)(ii) through (iv)) or (b) demand registration rights in the nature or substantially in the nature of those set forth in Section 2.01 that are exercisable prior to such time as the Requesting Investors can first exercise their rights under Section 2.01.

SECTION 2.07.         Registration Expenses.  All expenses incident to the Company's performance of or compliance with this Agreement shall be paid by the Company, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission or FINRA, including, if applicable, the fees and expenses of any "qualified independent underwriter," as such term is defined in FINRA Rule 5121 (or any successor provision), and of its counsel, (ii) all fees and expenses in connection with compliance with any securities or "Blue Sky" laws (including fees and disbursements of counsel for the underwriters in connection with "Blue Sky" qualifications of the Registrable Securities up to a maximum of $25,000), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Issuer Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audits incidental to or required by any Registration or qualification and cold comfort letters required by or incident to such performance), (v) Securities Act liability insurance or similar insurance if the Company so desires or the underwriters so require in accordance with then-customary underwriting practice, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (vii) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration, (viii) all of the Company's internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (ix) all expenses incurred by the Company and its directors and officers related to any analyst or investor presentations or any "road-shows" for any Underwritten Offering, including all travel, meals and lodging, (x) reasonable fees, out-of-pocket costs and expenses of one firm of counsel selected by the Holder(s) of a majority of the Registrable Securities covered by each Registration Statement, (xi) fees and disbursements of underwriters customarily paid by issuers and sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xii) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) fees and expense payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xiv) any other fees and disbursements customarily paid by the issuers of securities.  All such fees and expenses are referred to herein as "Registration Expenses."  The Company shall not be required to pay any underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of Registrable Securities.

SECTION 2.08.         Indemnification.

(a)           Indemnification by the Company.  The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each of the Holders, each of their respective direct or indirect partners, members or shareholders and each of such partner's, member's or shareholder's partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives (collectively, the "Stockholder Parties") from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable costs and expenses of investigation and attorneys', accountants' and experts' fees and expenses) (each, a "Loss" and collectively "Losses") insofar as such Losses arise out of or are relating to (i) any failure by the Company to comply with the covenants and agreements contained in this Agreement, (ii) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were Registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act), any Issuer Free Writing Prospectus or amendment or supplement thereto, (iii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, (iv) any violation or alleged violation by the Company of any federal, state or common law rule or regulation applicable to the Company or any of its Subsidiaries in connection with any such Registration, qualification, compliance or sale of Registrable Securities, (v) any failure to register or qualify Registrable Securities in any state where the Company or its agents have affirmatively undertaken or agreed in writing that the Company (the undertaking of any underwriter being attributed to the Company) will undertake such registration or qualification on behalf of the Holders of such Registrable Securities (provided that in such instance the Company shall not be so liable if it has undertaken its reasonable best efforts to so register or qualify such Registrable Securities) or (vi) any actions or inactions or proceedings in respect of the foregoing, and the Company will reimburse, as incurred, each such Stockholder Party for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, that the Company shall not be liable to any Stockholder Party to the extent that any such Loss arises out of or is relating to an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement or other document in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof (including without limitation any

written information provided for inclusion in the Registration Statement pursuant to Section 2.04(a)(i)).    This indemnity shall be in addition to any liability the Company may otherwise have.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Stockholder Party and shall survive the transfer of such securities by such Holder.  The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Stockholder Parties.

(b)           Indemnification by the Participating Holders.  Each Participating Holder agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), and each other Holder, each of such other Holder's respective direct or indirect partners, members or shareholders and each of such partner's, member's or shareholder's partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives from and against any Losses resulting from (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Participating Holder's Registrable Securities were Registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act) or any Issuer Free Writing Prospectus or amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by such Participating Holder to the Company specifically for inclusion in such Registration Statement (including, without limitation, any written information provided for inclusion in the Registration Statement pursuant to Section 2.04(a)(i)) and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, Prospectus, offering circular, Issuer Free Writing Prospectus or other document, in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use therein.  In no event shall the liability of such Participating Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Participating Holder under the sale of Registrable Securities giving rise to such indemnification obligation.

(c)           Conduct of Indemnification Proceedings.  Any Person entitled to indemnification under this Section 2.08 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after delivery of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such indemnified party (based upon advice of its counsel), an actual or potential conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person).  If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action, consent to entry of any judgment or enter into any settlement, in each case without the prior written consent of the indemnified party, unless the entry of such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party, and provided that any sums payable in connection with such settlement are paid in full by the indemnifying party.  If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld.  It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 2.08(c), in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

(d)           Contribution.  If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 2.08 is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such losses, as well as any other relevant equitable considerations.  In connection with any Registration Statement filed with the Commission by the Company, the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 2.08(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.08(d).  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.  The amount paid or payable by an indemnified party as a result of the Losses referred to in Sections 2.08(a) and 2.08(b) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 2.08(d), in connection with any Registration Statement filed by the Company, a Participating Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds received by such Holder under the sale of Registrable Securities giving rise to such contribution obligation less any amount paid by such Holders pursuant to Section 2.08(b).  Each Participating Stockholder's obligation to contribute pursuant to this Section 2.08 is several in the proportion that the proceeds of the offering received by such Participating Stockholder bears to the total proceeds of the offering received by all such Participating Stockholders and not joint. If indemnification is available under this Section 2.08, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 2.08(a) and 2.08(b) hereof without regard to the provisions of this Section 2.08(d).

(e)           No Exclusivity.  The remedies provided for in this Section 2.08 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

(f)            Survival.  The indemnities provided in this Section 2.08 shall survive the transfer of any Registrable Securities by such Holder.

(g)            Other Indemnification. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and each Participating Stockholder with respect to any required registration or other qualification of securities under any law other than the Securities Act or the Exchange Act.

SECTION 2.09.         Rules 144 and 144A and Regulation S.  The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Investor, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), and it will take such further action as any Investor may reasonably request, all to the extent required from time to time to enable the Holders, to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission.  Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

SECTION 2.10.         Limitation on Registrations and Underwritten Offerings.  Notwithstanding the rights and obligations set forth in Section 2.01, in no event shall the Company be obligated to take any action to (i) effect more than one Marketed Underwritten Offering per calendar quarter or (ii) effect any Underwritten Shelf Take-Down unless the Investor initiating such Underwritten Offering proposes to sell Registrable Securities in an amount of at least the lesser of one percent (1%) of the then-outstanding Company Shares or 100% of the Registrable Securities then held by such Investor.

SECTION 2.11.         Clear Market.  With respect to any Underwritten Offerings of Registrable Securities by an Investor, the Company agrees not to effect (other than pursuant to the Registration applicable to such Underwritten Offering or pursuant to a Special Registration or pursuant to the exercise by another Investor of any of its rights under Section 2.01) any public sale or distribution, or to file any Registration Statement (other than pursuant to the Registration applicable to such Underwritten Offering or pursuant to a Special Registration or pursuant to the exercise by an Investor of any of its rights under Section 2.01) covering any of its equity securities or any securities convertible into or exchangeable or exercisable for such securities, during the period not to exceed ten (10) days prior and sixty (60) days following the effective date of such offering, or such longer period up to ninety (90) days as may be requested by the managing underwriter for such Underwritten Offering; provided, that such period shall be waived by the Investors upon the Company's reasonable request if, in the good-faith opinion of the Company's managing underwriter or underwriters in connection with an Underwritten Offering, the Company's securities may be sold in such offering without being likely to have a significant adverse effect on the price, distribution or market of the Investor's securities offered.  "Special Registration" means the Registration of (A) equity securities and/or options or other rights in respect thereof solely Registered on Form F-4 or Form S-8 or (B) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, employees, consultants, customers, lenders or vendors of the Company or its Subsidiaries or in connection with dividend reinvestment plans.

SECTION 2.12.         In-Kind Distributions.  If any Holder seeks to effectuate an in-kind distribution of all or part of its Company Shares to its direct or indirect equityholders, the Company will reasonably cooperate with and assist such Holder, such equityholders and the Company's transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company's transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of Company Shares without restrictive legends, to the extent no longer applicable or advisable).

ARTICLE III

MISCELLANEOUS

SECTION 3.01.         Term.  This Agreement shall terminate with respect to any Holder, (i) with the prior written consent of each of (A) the Monarch Holders Majority and (B) the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively), (ii) if such Holder and its Affiliates beneficially own less than 5% of the outstanding Company Shares, if all of the Registrable Securities then owned by such Holder and its Affiliates could be sold in any ninety (90)-day period pursuant to Rule 144 without restriction as to volume or manner of sale or (iii) if all of the Registrable Securities held by such Holder have been sold in a Registration pursuant to the Securities Act or pursuant to an exemption therefrom.

SECTION 3.02.         Injunctive Relief.  It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law.  Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

SECTION 3.03.         Notices.  Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile to the number set out below or on Schedule I, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (d) when transmitted via email (including via attached pdf document) to the email address set out below or on Schedule I, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (e) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address, facsimile number or email address set forth on Schedule I (or such other address, facsimile number or email address as such Holder may specify by notice to the Company in accordance with this Section 3.03) and the Company at the following addresses:

To the Company:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece

Attention: Georgia Mastagaki
Facsimile: +30 (210) 617-8378
Email: gmastagaki@starbulk.com

with copies (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: Robert E. Lustrin, Esq.
Facsimile: (212) 480-8421
Email: lustrin@sewkis.com

SECTION 3.04.         Recapitalization.  The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by merger, consolidation, sale of assets or otherwise) to assume this Agreement or enter into a new registration rights agreement with the Holders on terms substantially the same as this Agreement as a condition of any such transaction.

SECTION 3.05.         Amendment.  The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Company, the

Monarch Holders Majority and the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively).

SECTION 3.06.         Successors, Assigns and Transferees.  The rights and obligations of each party hereto may not be assigned, in whole or in part, without the written consent of the Company, the Monarch Holders Majority and the Oaktree Holders Majority (for so long as the Monarch Holders and the Oaktree Holders hold any Registrable Securities, respectively); provided, however, that notwithstanding the foregoing, the rights and obligations set forth herein may be assigned, in whole or in part, by any Investor to any transferee of Registrable Securities that holds (after giving effect to such transfer) in excess of one percent (1%) of the then-outstanding Company Shares and such transferee shall, with the consent of the transferring Investor, be treated as an "Investor" for all purposes of this Agreement (it being understood that, without such consent from the transferring Investor, such transferee shall be treated as a "Holder" for all purposes of this Agreement) (each Person to whom the rights and obligations are assigned in compliance with this Section 3.06 is a "Permitted Assignee" and all such Persons, collectively, are "Permitted Assignees"); provided, further, that such transferee shall only be admitted as a party hereunder upon its, his or her execution and delivery of a joinder agreement, in form and substance acceptable to each Investor, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Investors determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the transferring Holder with respect to the transferred Registrable Securities (except that if the transferee was a Holder prior to such transfer, such transferee shall have the same rights, benefits and obligations with respect to such transferred Registrable Securities as were applicable to Registrable Securities held by such transferee prior to such transfer).

SECTION 3.07.         Binding Effect.  Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the parties hereto and their respective successors.

SECTION 3.08.         Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person not a party hereto (other than those Persons entitled to indemnity or contribution under Section 2.08, each of whom shall be a third party beneficiary thereof) any right, remedy or claim under or by virtue of this Agreement.

SECTION 3.09.         Governing Law; Jurisdiction; Agent For Service.  THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.  EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY (I) AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY AND COUNTY OF NEW YORK (COLLECTIVELY, THE "SPECIFIED COURTS"), (II) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING IN THE SPECIFIED COURTS AND IRREVOCABLY AND UNCONDITIONALLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND (III) SUBMITS TO THE EXCLUSIVE JURISDICTION (EXCEPT FOR PROCEEDINGS INSTITUTED IN REGARD TO THE ENFORCEMENT OF A JUDGMENT OF ANY SUCH COURT, AS TO WHICH SUCH JURISDICTION IS NON-EXCLUSIVE) OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  THE COMPANY HAS APPOINTED SEWARD & KISSEL LLP AT C/O ROBERT E. LUSTRIN, ONE BATTERY PARK PLAZA, NEW YORK, NEW YORK 10004, USA AS ITS AUTHORIZED AGENT (THE "AUTHORIZED AGENT") UPON WHOM PROCESS MAY BE SERVED IN ANY SUCH ACTION ARISING OUT OF OR BASED ON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHICH MAY BE INSTITUTED IN ANY SPECIFIED COURT AND HEREBY WAIVES ANY REQUIREMENTS OF OR OBJECTIONS TO PERSONAL JURISDICTION WITH RESPECT THERETO.  SUCH APPOINTMENT SHALL BE IRREVOCABLE.  THE COMPANY REPRESENTS AND

WARRANTS THAT THE AUTHORIZED AGENT HAS AGREED TO ACT AS SUCH AGENT FOR SERVICE OF PROCESS AND AGREES TO TAKE ANY AND ALL ACTION, INCLUDING THE FILING OF ANY AND ALL DOCUMENTS AND INSTRUMENTS, THAT MAY BE NECESSARY TO CONTINUE SUCH APPOINTMENT IN FULL FORCE AND EFFECT AS AFORESAID.  SERVICE OF PROCESS UPON THE AUTHORIZED AGENT AND WRITTEN NOTICE OF SUCH SERVICE TO THE COMPANY SHALL BE DEEMED, IN EVERY RESPECT, EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY.

SECTION 3.10.         Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.10.

SECTION 3.11.         Immunity Waiver.  The Company hereby irrevocably waives, to the extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement.

SECTION 3.12.         Entire Agreement.  This Agreement sets forth the entire agreement among the parties hereto with respect to the subject matter hereof.  Any prior agreements or understandings among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

SECTION 3.13.         Severability.  If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.14.         Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

SECTION 3.15.         Headings.  The heading references herein and in the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

SECTION 3.16.         Joinder.  Any Person that holds Company Shares may, with the prior written consent of each Investor, be admitted as a party to this Agreement upon its execution and delivery of a joinder agreement, in form and substance acceptable to the Investors, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Investors determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
Name:	Simos Spyrou
Title:	Chief Financial Officer

[Signature Page to Registration Rights Agreement]

INVESTORS:

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By: Oaktree Value Opportunities Fund GP, L.P.
Its: General Partner

By: Oaktree Value Opportunities Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Mahesh Balakrishnan
Name:	Mahesh Balakrishnan
Title:	Senior Vice President

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I. L.P.
Its: Managing Member

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Authorized Signatory

By:	/s/ Mahesh Balakrishnan
Name:	Mahesh Balakrishnan
Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By: Oaktree Opportunities Fund IX GP, L.P.
Its: General Partner

By: Oaktree Opportunities Fund IX GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Mahesh Balakrishnan
Name:	Mahesh Balakrishnan
Title:	Senior Vice President

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Authorized Signatory

By:	/s/ Mahesh Balakrishnan
Name:	Mahesh Balakrishnan
Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

MONARCH ALTERNATIVE SOLUTIONS MASTER FUND LTD
MONARCH CAPITAL MASTER PARTNERS II-A LP
MONARCH CAPITAL MASTER PARTNERS II LP
MONARCH DEBT RECOVERY MASTER FUND LTD
MONARCH OPPORTUNITIES MASTER FUND LTD
P MONARCH RECOVERY LTD

By: Monarch Alternative Capital LP, as investment manager

By:	/s/ Michael A. Weinstock
Name:	Michael A. Weinstock
Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement]

MILLENNIA HOLDINGS LLC

By: Oceanbulk Maritime S.A.
Its: Manager

By:	/s/ Alicia Williams Romero
Name:	Alicia Williams Romero
Title:	President/Director

MIRABEL SHIPHOLDING & INVEST LIMITED

By:

By:	/s/ Illegible
Name:	Illegible
Title:

[Signature Page to Registration Rights Agreement]

MILENA MARIA PAPPAS

By: /s/ Milena Maria Pappas

[Signature Page to Registration Rights Agreement]

Exhibit 99.6

Mr. Stelios Zavvos was appointed to serve as a Class A director of Star Bulk Carriers Corp. on July 11, 2014.  In 2006, he found Zeus Capital Partners L.P.  ("Zeus") and its group of companies (Zeus Group) and serves and has served since its inception as the Chief Executive Officer of Zeus, which engages in private equity, real estate acquisitions and management, fundraising and investment banking activities. Zeus Group is currently managing a portfolio of real estate assets valued in excess of one billion dollars and its investors’ base includes sovereign wealth funds, commercial banks, a list of distinguished ship owners and major family offices.  In 1992, Mr. Zavvos founded Continental American Capital, an investment group in the United States that provides both debt and equity for the acquisition and mergers of companies and also provided equity and raised financing for start-up companies in diverse industries and served as the Chairman of its Board from 1992 to 2006.

In 1988, Mr. Zavvos organized and co-founded Interbank of New York, a commercial bank, which later merged with Marathon Bank. From 1982 to 1998, he held executive positions with Interbank and Citibank as an executive vice president and a private banking officer, respectively, Johnson and Johnson, as an assistant director, and Procter & Gamble as a marketing manager.

Mr. Zavvos is a Member of the European Council on Foreign Relations, the leading pan-European think-tank on foreign policy. He is also a member of the Advisory Council of the International Crisis Group, a conflict-prevention, non-governmental organization consisting mostly of prominent Western politicians and diplomats. As the Founder and President of the Harvard Business School Club of Greece he has assisted the Club and developed it into a leading forum in Southeastern Europe. Mr. Zavvos is also the Chairman of the Board of Solidarity Now Foundation that supports the society of groups that are the hardest hit by the economic crisis in Greece.

Mr. Zavvos  holds an MBA from Harvard Business School and a MSc in Civil Engineering from Polytechnic University of Athens.